OWOSSO



PE
10-28-01

02017136

RECD S.E.C.
MAR 1 2002
1086

PROCESSED
MAR 07 2002
THOMSON
FINANCIAL

2001 Annual Report

Dear Shareholders:



The year 2001 is certainly one that will be remembered by every American for years to come. For many companies that service the manufacturing sector, 2001 will be remembered as a year that marks a low point in their recent history. Owosso Corporation is no exception, posting its worst bottom line results since its year of inception, 1973. During August of 2000, Owosso began to see its markets soften and this market decline prevailed until December of 2001. This is the longest downturn that the manufacturing sector has experienced since World War II. Fortunately, Owosso has seen signs of increased activities during January and February and it is our hope that this is the beginning of a long-term positive trend.

Entering FY 2001, Owosso was vulnerable from a capitalization perspective with too much leverage in a tightening credit market. In order to stabilize the balance sheet, Owosso executed plans to sell all of its non-electrical motor assets, which included: Dura-Bond Bearing Company, Sooner Trailer, M.H. Rhodes, Cramer Company, Snowmax, Inc. and Astro Air. The proceeds from these divestitures were used to fund losses and to retire debt. Total debt at the beginning of FY 2001 was $50 million and by the end of FY 2001 had been reduced to $30 million. Despite a net loss of $16.3 million in FY 2001, Owosso had positive net cash flow from continuing operations of $1.5 million compared to $2.0 million for the prior fiscal year. Owosso intends to continue to reduce its total debt during FY 2002 through additional asset divestitures and through cash flow from operations. We anticipate permanently stabilizing Owosso's capital structure during 2002.

As Owosso has reduced its number of subsidiaries, we have also reduced expenses and the number of people at the corporate office. It is our intent to merge the corporate function into Stature Electric and to eliminate the current corporate office completely. The shutdown costs of this office are included in FY 2001 and the estimated savings for FY 2002 compared to FY 2001 are expected to be approximately $3.5 million, with even more savings projected in FY 2003.

Motor Products Owosso

Motor Products had a very good year despite a 6% decline in revenues. EBITDA generated from Motor Products actually increased from $2.0 million in FY 2000 to $2.8 million — a healthy 37% increase. These results were achieved through the implementation of demand flow production at the Owosso Michigan plant replacing the traditional batch manufacturing system. Productivity at the Michigan plant improved to 47.2% versus the previous year of 42.9%, or a 10% increase in productivity. Motor Products is forecasting another year of revenue decline as a result of the general economy; however, it is also forecasting another increase in EBITDA as a result of further productivity improvements and cost reductions.

Stature Electric

During FY 2001, Stature Electric experienced a revenue decline of 15.5%. Part of this decline was a result of design issues with two of its major customers, continued foreign competition in the wheelchair market and the general decline of the manufacturing sector. Despite this dramatic decline in revenues, Stature was actually able to increase its EBITDA margin from 20.9% of sales in 2000 to 21.3% of sales in 2001. This is a tribute to a management process and team that is not afraid to aggressively trim its expenses in response to decreases in revenues. During FY 2001, Stature's productivity increased from 50.0% to 53.1%, its on time delivery increased from 71.9% to 89.8% and its quality measurement improved by 40%. These improvements in operational performance numbers are very difficult to achieve in a normal year, but Stature's team was able to do this in spite of the losses in revenue.

Challenges

The "firefight" that started during FY 2000 continued into FY 2001. However, during FY 2001, Owosso's motor businesses were able to achieve increased operational performance despite significant declines in revenue. Owosso Corporation was able to successfully divest itself of several businesses in one of the worst business selling markets in the last ten years. And throughout the process Owosso has been reducing its corporate staff and expenses on a continuous basis. The bottom line took some large hits this year as a result of this survival mode, but the debt levels have significantly improved and the remaining businesses have strong management teams in place. As strength begins to return to our markets, we believe we have the appropriate cost structure in place to maximize our returns. FY 2002 will be a year of transition from a pure survival mode to a growth mode, and we believe that with the excellent management team and a competitive cost structure, Owosso Corporation is well equipped for such a transition.

We send our thanks to our customers, suppliers, employees, shareholders and Board members that have helped us through these difficult times.



George B. Lemmon, Jr.
President and Chief Executive Officer

February 8, 2002

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

MAR 01 2002

FORM 10-K

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15 (d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended: **October 28, 2001** Commission file number: **0-25066**

OWOSSO CORPORATION
(Exact name of registrant as specified in its charter)

Pennsylvania	**23-2756709**
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

The Triad Building, 2200 Renaissance Boulevard, Suite 150, King of Prussia, PA 19406
(Address of principal executive offices)(Zip Code)

Registrant's telephone number, including area code: (610) 275-4500

Securities registered pursuant to Section 12(b) of the Act:

None

Securities registered pursuant to Section 12(g) of the Act:

Common Stock, par value $.01 per share
(Title of Class)

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES [X] NO [ ].

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K is not contained herein and will not be contained, to the best of Registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. [ ]

On January 25, 2002, the aggregate market value of the Registrant's Common Stock, $.01 par value, held by nonaffiliates of the Registrant was approximately $960,000.

On January 25, 2002, 5,874,345 shares of the Registrant's Common Stock, $.01 par value, were outstanding.

Documents Incorporated By Reference

Portions of the Registrant's Proxy Statement to be filed with the Commission in connection with the Annual Meeting of Shareholders scheduled to be held on April 11, 2002 are incorporated by reference into Part III of this Form 10-K.

Part I

Item 1. Business

In 1998, Owosso Corporation (the "Company") formulated a long-term plan to concentrate on value-added components for industry. In connection with its implementation of that plan, the Company began a series of divestitures beginning with the sale of the four businesses comprising its former Agricultural Equipment segment. The sale of the last of those businesses was completed in January 2001 with the divestiture of Sooner Trailer Manufacturing Company. During that time, however, the Company experienced a significant down-turn in its operating results and at the end of fiscal 2000 was out of compliance with covenants under its revolving credit facility.

In February 2001, the Company entered into an amendment to its revolving credit facility agreement, wherein the lenders agreed to forbear from exercising their rights and remedies under the facility in connection with such non-compliance until February 15, 2002, at which time the facility was to mature. In addition, as further disclosed under Note 11 "Long-term Debt," the amendment to the revolving credit facility, which has been further amended since February 2001, modified the interest rates charged, called for reductions in the outstanding balance during calendar 2001, added additional reporting requirements, prohibits the payment of preferred or common dividends and added a covenant requiring the maintenance of minimum operating profit. Beginning in August 2001, the Company was not in compliance with the minimum operating profit covenant. In February 2002, the Company entered into a further amendment to the facility which extends the maturity date to December 31, 2002. The amendment calls for further reductions in the outstanding balance based on expected future asset sales. The Company's recurring losses from operations, working capital deficiencies, default under its debt agreements and inability to comply with debt covenants raise substantial doubt about its ability to continue as a going concern.

Since the second half of fiscal 2000, management of the Company has taken a series of steps intended to stabilize and improve the operating results including the implementation of cost and personnel reductions at the corporate office throughout fiscal 2001 and reductions in fixed costs of the remaining operating units, commensurate with reductions in sales volumes. In October 2001, the Company's corporate personnel was reduced from nine individuals to four and the Company's president and chief executive officer agreed to a 20% reduction in salary. In order to reduce its obligation under its revolving credit facility, the Company completed the sale of Dura-Bond Bearing Company ("Dura-Bond") and Sooner Trailer Manufacturing Company ("Sooner Trailer"), the sale of substantially all of the assets of Cramer Company ("Cramer") and substantially all the assets of the Company's Coils segment. Management intends to dispose of additional assets during fiscal 2002, including real estate at the Company's former Cramer and Snowmax subsidiaries, and the Company's Motor Products and MP-Ohio subsidiaries. Proceeds from these sales, which are expected to be between $12.0 and $14.0 million, will be utilized to reduce the Company's revolving credit facility. In addition, management intends to further reduce corporate office costs through the merger of the corporate office function into the Company's largest subsidiary, resulting in an expected savings of approximately $3.5 million over fiscal 2001. Management believes that, along with the sale of assets, available cash and cash equivalents, cash flows from operations and available borrowings under the Company's revolving credit facility will be sufficient to fund the Company's operating activities, investing activities and debt maturities for fiscal 2002. In addition, management believes that the Company will be in compliance with its debt covenant requirements throughout fiscal 2002. It is management's intent to refinance the Company's revolving credit facility prior to its maturity in December 2002. However, there can be no assurance that management's plans will be successfully executed.

As a result of the divestitures, the Company's remaining businesses consist of its Motors segment. The Motors segment manufactures fractional and integral horsepower motors and includes Stature Electric, Inc. ("Stature"), Motor Products – Owosso Corporation ("Motor Products"), and Motor Products – Ohio ("MP-Ohio"). Significant markets for the Motors segment include commercial products and equipment, healthcare, recreation and non-automotive transportation. The products are sold throughout North America and in Europe, primarily to original equipment manufacturers who use them in their end products.

The Company's Other segment included Dura-Bond and Cramer. Dura-Bond, which manufactured replacement camshaft bearings, valve seats and shims for the automotive after-market, selling its products to engine rebuilders, primarily through distributors, was sold in November 2000. Cramer manufactured timers and subfractional horsepower motors for use in commercial applications. The Company completed the sale of the assets associated with the timer and switch line of Cramer in December 2000 and, consistent with the Company's intent, sold substantially all of the remaining Cramer assets in September 2001. Cramer sold its products primarily to original equipment manufacturers who use them in their end products.

The Company's former Coils segment, consisting of Astro Air Coils, Inc. ("Astro Air"), Snowmax Incorporated ("Snowmax") and Astro Air UK Ltd. ("Astro UK"), manufactured heat exchange coils. Astro UK, a joint venture which began operations in March 1999, was sold in May 2001. Astro Air and Snowmax were sold in October 2001. Significant markets for the former Coils segment included non-automotive transportation, refrigeration and commercial and residential HVAC. The products were sold throughout North America and in Europe, primarily to original equipment manufacturers who use them in their end products. The Company has reported the results of the Coils segment as discontinued operations for all periods presented in the consolidated statements of operations.

The Company has also included in discontinued operations the results of Sooner Trailer, the sale of which was completed in January 2001.

The Company was incorporated in Pennsylvania and organized as a holding company in 1994. The holding company structure separated the administrative and financing activities of the Company from the activities of its operating subsidiaries.

The Company obtains raw materials, component parts and supplies from a variety of sources, generally from more than one supplier. In certain cases, where it has an impact on improving quality control or cost control, the Company obtains raw materials and component parts from sole source suppliers. The Company anticipates it will have no significant problems with respect to sources or availability of the raw materials or component parts essential to the conduct of its business.

No material portion of the Company's business in any segment is seasonal.

A significant portion of the Company's sales are concentrated among a small number of customers. Sales to the two largest customers represented approximately 15%, 12% and 9% of total sales from continuing operations for 2001, 2000 and 1999, respectively.

The Company's backlog of unfilled orders for the Motors segment was $12.3 million as of December 23, 2001, as compared to $21.1 million as of December 24, 2000.

The Company's businesses are highly competitive. Competition is based primarily on design and application engineering capabilities and product reliability and quality, as well as price.

The Company has approximately 400 employees, of which approximately 60 are employed at its Owosso, Michigan facility and are represented by the International Union, United Automobile, Aerospace and Agricultural Implement Workers of America, Local 743, under a two-year collective bargaining agreement which expires in November 2003. The Company believes that its relationship with its employees is good.

The Company is subject to federal, state and local environmental regulations with respect to its operations. The Company believes that it is operating in substantial compliance with applicable environmental regulations. Manufacturing and other operations at the Company's various facilities may result and may have resulted in the discharge and release of hazardous substances and wastes from time to time. The Company routinely responds to such incidents as deemed appropriate pursuant to applicable federal, state and local environmental regulations.

The Company's manufacturing operations involve the storage, use, handling and disposal of various hazardous substances and wastes. Under various federal, state and local environmental laws, ordinances and regulations, a current or previous owner of real property may be liable for the costs of removal or remediation of certain hazardous or toxic substances on, in, under or discharged from such property. The operation and subsequent removal of underground storage tanks, which are or were located on several of the Company's properties, are also regulated by federal, state and local environmental laws, ordinances and regulations. The Company is also subject to the federal Occupational Safety and Health Act and similar state statutes. See Item 7 - "Management's Discussion and Analysis of Financial Condition and Results of Operations – Environmental Matters."

The Company currently maintains product liability insurance coverage of $1.0 million per occurrence and $2.0 million in aggregate annual coverage, and an umbrella policy for an additional $20.0 million of blanket liability protection per occurrence. There can be no assurance that such insurance will be sufficient to cover potential product liability claims or that the Company will be able to maintain such insurance or obtain product liability insurance in the future at a reasonable cost.

Executive Officers of the Company

The executive officers of the Company are:

Name	Age	Position
George B. Lemmon, Jr.	40	President, Chief Executive Officer, and Director
Kirk E. Moore	39	Executive Vice President – Finance, Chief Financial Officer, Treasurer and Secretary

George B. Lemmon, Jr. became President of the Company in May 1996, and has served as Chief Executive Officer of the Company since August 1995 and as a director of the Company since March 1994.

Kirk E. Moore became Executive Vice President – Finance, Chief Financial Officer, Treasurer and Secretary in October 2001. From March 2000 to October 2001, Mr. Moore was Corporate Controller of the Company. Mr. Moore joined the Company in May 1997 as its Financial Controller. Prior to joining the Company, he served as Manager of Financial Reporting at PCI Services, Inc., a subsidiary of Cardinal Health, Inc.

Item 2. Properties

The following table sets forth information relating to the Company's manufacturing facilities. Unless otherwise indicated, the Company owns these manufacturing facilities.

Business Segment	Location	Total Square Footage	Manufacturing Square Footage
Motors:	Watertown, New York (1)	112,000	107,800
	Owosso, Michigan	86,900	67,400
	Barberton, Ohio (2)	29,700	27,400

(1) This facility is subject to a mortgage securing a $4.9 million industrial revenue bond financing.

(2) The lease for this facility expires in 2002 and provides for annual rental payments of approximately $90,000.

The Company leases its principal offices, located in King of Prussia, Pennsylvania, which consist of approximately 12,700 square feet of office space. The lease, which expires in September 2006, requires annual rental payments of approximately $305,000 plus taxes and certain other charges. In 2000, the Company entered into a sublease agreement for approximately 6,000 square feet of its office space. Under the sublease agreement, which expires in September 2006, the Company receives annual sublease rental payments aggregating $119,000.

The Company has a 92,000 square foot manufacturing facility located in Avon, Connecticut which housed the Company's former Cramer subsidiary. The Company also has a 90,000 square foot manufacturing facility located in Kilgore, Texas which housed the Company's former Snowmax subsidiary. Such facilities are held for sale.

The Company believes that its machinery, plants and offices are in satisfactory operating condition and are adequate for the Company's current needs.

Item 3. Legal Proceedings

As discussed in Item 7 under "Environmental Matters," the Company is a party to various legal proceedings concerning environmental regulations. In addition, the Company is a party to various lawsuits arising in the ordinary course of business, none of which is expected to be material with respect to the business assets or continuing operations of the Company.

Item 4. Submission of Matters to a Vote of Security Holders

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity and Related Stockholder Matters

The Company's common stock began its listing on the Nasdaq SmallCap Market under the symbol "OWOS" in February 2001. Prior to that, the Company's common stock was listed on the Nasdaq National Market. The following table sets forth, for the fiscal quarters indicated, the high and low sales prices per share for the Company's common stock.

Fiscal year ended October 28, 2001:	High	Low
First Quarter	$2.000	$0.813
Second Quarter	$1.953	$0.720
Third Quarter	$1.250	$0.860
Fourth Quarter	$1.000	$0.300
Fiscal year ended October 29, 2000:		
First Quarter	$4.375	$2.938
Second Quarter	$4.125	$2.594
Third Quarter	$2.813	$1.875
Fourth Quarter	$2.125	$1.375

As of January 17, 2002, there were approximately 117 holders of record of the Company's common stock and an estimated number of beneficial owners of the common stock of approximately 490.

Effective for the second quarter of 2000, the Company modified certain covenants included in its revolving credit facility. In connection with such modifications, the Company was, and continues to be, prohibited from making common stock dividend payments subsequent to August 28, 2000. Further modifications to the Company's revolving credit facility in February 2001 resulted in the Company also being prohibited from making future preferred stock dividend payments.

Item 6. Selected Financial Data

The information set forth below, which has been derived from the audited consolidated financial statements of the Company, has been restated to reflect the Coils segment and Sooner Trailer as discontinued operations and should be read in conjunction with the Consolidated Financial Statements and notes thereto and "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

	Year Ended				
	Oct. 28, 2001	Oct. 29, 2000	Oct. 31, 1999(1)	Oct. 25, 1998(2)	Oct. 26, 1997
	(in thousands, except per share amounts)				
STATEMENT OF OPERATIONS DATA:					
Net sales	**$54,326**	$75,204	$84,214	$95,264	$97,237
Cost of products sold	**43,897**	59,429	65,009	72,742	71,660
Gross profit	**10,429**	15,775	19,205	22,522	25,577
Selling, general and administrative expenses	**11,183**	13,240	16,305	19,229	19,783
Write-down of net assets held for sale	**1,100**	2,800	--	1,635	--
Gain on sale of business	**--**	--	--	(2,775)	--
Restructuring charge	**--**	--	--	909	--
Income (loss) from operations	**(1,854)**	(265)	2,900	3,524	5,794
Interest expense	**4,335**	5,069	4,947	4,788	4,012
Other (income) expense	**(110)**	530	(444)	(87)	(177)
Income (loss) from continuing operations before income taxes	**(6,079)**	(5,864)	(1,603)	(1,177)	1,959
Income tax expense (benefit)	**(1,968)**	(1,082)	(658)	812	985
Income (loss) from continuing operations	**(4,111)**	(4,782)	(945)	(1,989)	974
Discontinued operations:					
Income (loss) from discontinued operations	**(2,073)**	(290)	2,722	2,691	1,577
Loss on disposal of discontinued operations	**(10,040)**	(8,600)	--	--	--
Cumulative effect of accounting change	**(67)**	--	--	--	--
Net income (loss)	**(16,291)**	(13,672)	1,777	702	2,551
Dividends and accretion on preferred stock	**(1,316)**	(1,121)	(1,095)	(1,070)	(1,047)
Net income (loss) available to common stockholders	**$(17,607)**	$(14,793)	$682	$(368)	$1,504
Basic and diluted loss from continuing operations per common share	**$(0.93)**	$(1.01)	$(0.35)	$(0.53)	$(0.01)
Weighted average number of common shares outstanding (basic)	**5,866**	5,844	5,826	5,813	5,809

	Year Ended				
	Oct. 28, 2001	Oct. 29, 2000	Oct. 31, 1999 (1)	Oct. 25, 1998(2)	Oct. 26, 1997
			(in thousands)		
OTHER DATA:					
Capital expenditures	**$ 757**	$1,195	$3,789	$7,838	$4,423
Depreciation and amortization	**3,867**	5,025	4,984	4,968	4,867
EBITDA (3)	**3,113**	7,560	7,884	8,261	10,661

	Oct. 28, 2001	Oct. 29, 2000	Oct. 31, 1999	Oct. 25, 1998	Oct. 26, 1997
BALANCE SHEET DATA:					
Total assets	**$46,394**	$81,163	$105,345	$116,499	$107,137
Total short-term and long-term obligations	**29,604**	49,968	54,222	67,024	53,389
Stockholders' equity	**403**	18,432	33,984	34,643	36,730

(1) Includes the results of operations of the Company's former Parker Industries subsidiary through its disposition on March 5, 1999. Fiscal 1999 included 53 weeks, while the other years presented included 52 weeks.

(2) Includes the results of operations of the Company's former subsidiaries, Great Bend Manufacturing, Inc. and DewEze Manufacturing, Inc., through their dates of disposition, April 26, 1998 and July 24, 1998, respectively. Also includes the results of operations of Astro Air and Cramer from their dates of acquisition, April 26, 1998 and June 30, 1998, respectively.

(3) EBITDA represents income from continuing operations before income taxes, interest expense, other income and expense, write-down of net assets held for sale, restructuring charges, and depreciation and amortization expenses. EBITDA has been presented because the Company believes it is commonly used in this or a similar format by investors to analyze and compare operating performance and to determine a company's ability to service and/or incur debt. However, EBITDA should not be considered in isolation or as a substitute for net income, cash flow from operations or any other measure of income or cash flow that is prepared in accordance with generally accepted accounting principles, or as a measure of a company's profitability or liquidity. EBITDA, as presented, may not be comparable to other similarly titled measures of other companies. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements, including the Consolidated Statements of Cash Flows, and the related notes thereto included elsewhere herein.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

General

In 1998, Owosso Corporation (the "Company") formulated a long-term plan to concentrate on value-added components for industry. In connection with its implementation of that plan, the Company began a series of divestitures beginning with the sale of the four businesses comprising its former Agricultural Equipment segment. The sale of the last of those businesses was completed in January 2001 with the divestiture of Sooner Trailer Manufacturing Company. During that time, however, the Company experienced a significant down-turn in its operating results and at the end of fiscal 2000 was out of compliance with covenants under its revolving credit facility.

In February 2001, the Company entered into an amendment to its revolving credit facility agreement, wherein the lenders agreed to forbear from exercising their rights and remedies under the facility in connection with such non-compliance until February 15, 2002, at which time the facility was to mature. In addition, as further disclosed under Note 11 "Long-term Debt," the amendment to the revolving credit facility, which has been further amended since February 2001, modified the interest rates charged, called for reductions in the outstanding balance during calendar 2001, added additional reporting requirements, prohibits the payment of preferred or common dividends and added a covenant requiring the maintenance of minimum operating profit. Beginning in August 2001, the Company was not in compliance with the minimum operating profit covenant. In February 2002, the Company entered into a further amendment to the facility which extends the maturity date to December 31, 2002. The amendment calls for further reductions in the outstanding balance based on expected future asset sales. The Company's recurring losses from operations, working capital deficiencies, default under its debt agreements and inability to comply with debt covenants raise substantial doubt about its ability to continue as a going concern.

Since the second half of fiscal 2000, management of the Company has taken a series of steps intended to stabilize and improve the operating results including the implementation of cost and personnel reductions at the corporate office throughout fiscal 2001 and reductions in fixed costs of the remaining operating units, commensurate with reductions in sales volumes. In October 2001, the Company's corporate personnel was reduced from nine individuals to four and the Company's president and chief executive officer agreed to a 20% reduction in salary. In order to reduce its obligation under its revolving credit facility, the Company completed the sale of Dura-Bond Bearing Company ("Dura-Bond") and Sooner Trailer Manufacturing Company ("Sooner Trailer"), the sale of substantially all of the assets of Cramer Company ("Cramer") and substantially all the assets of the Company's Coils segment. Management intends to dispose of additional assets during fiscal 2002, including real estate at the Company's former Cramer and Snowmax subsidiaries, and the Company's Motor Products and MP-Ohio subsidiaries. Proceeds from these sales, which are expected to be between $12.0 and $14.0 million, will be utilized to reduce the Company's revolving credit facility. In addition, management intends to further reduce corporate office costs through the merger of the corporate office function into the Company's largest subsidiary, resulting in an expected savings of approximately $3.5 million over fiscal 2001. Management believes that, along with the sale of assets, available cash and cash equivalents, cash flows from operations and available borrowings under the Company's revolving credit facility, will be sufficient to fund the Company's operating activities, investing activities and debt maturities for fiscal 2002. In addition, management believes that the Company will be in compliance with its debt covenant requirements throughout fiscal 2002. It is management's intent to refinance the Company's revolving credit facility prior to its maturity in December 2002. However, there can be no assurance that management's plans will be successfully executed.

As a result of divestitures, the Company's remaining businesses consist of its Motors segment. However, the Company has historically operated in four segments: Motors, Coils, Agricultural Equipment, and Other. The Motors segment manufactures fractional and integral horsepower motors and includes Stature Electric, Inc. ("Stature"), Motor Products – Owosso Corporation ("Motor Products"), and Motor Products – Ohio Corporation ("MP-Ohio"). Significant markets for the Motors segment include commercial products and equipment, healthcare, recreation, and non-automotive transportation. Products of the Motors segment are sold throughout North America and in Europe, primarily to original equipment manufacturers which use them in their end products.

The Company's Other segment included Dura-Bond Bearing Company ("Dura-Bond") and Cramer Company ("Cramer"). Dura-Bond manufactured replacement camshaft bearings, valve seats and shims for the automotive after-market. On November 2, 2000, the Company completed the sale of the stock of Dura-Bond to a joint venture formed by Melling Tool Company of Jackson, Michigan and Engine Power Components, Inc. of Grand Haven, Michigan (the "Joint Venture"). The Joint Venture acquired the stock of Dura-Bond for approximately $4.6 million, the net assets of which included debt of approximately $5.0 million. Based upon the terms of the sale, the Company recorded, in the fourth quarter of fiscal 2000, a pretax charge of $1.2 million to adjust the carrying value of Dura-Bond's assets to their estimated fair value. Such charge represented a reduction in goodwill and was included in "Write-down of net assets held for sale" in the consolidated statements of operations.

Cramer manufactured timers and subfractional horsepower motors for use in commercial applications. On December 4, 2000, the Company completed the sale of the assets associated with the timer and switch line of Cramer to Capewell Components, LLC of South Windsor, Connecticut for cash of approximately $2.0 million, plus the assumption of approximately $400,000 in liabilities. In connection with the sale, the name of the company was changed from M.H. Rhodes, Inc. to Cramer Company. In connection with the sale of the timer and switch line and the anticipated sale of the remainder of the assets of Cramer, the Company recorded, in the fourth quarter of fiscal 2000, a pretax charge of $1.6 million to adjust the carrying value for the Cramer assets to their estimated fair value, based upon an estimated sales price of the assets. Such charge represented the write-down of goodwill of $400,000 and the write-down of other non-current assets of $1.2 million and was included in "Write-down of net assets held for sale" in the consolidated statements of operations. On September 23, 2001, the Company sold substantially all of the remaining assets of Cramer to the Chestnut Group of Wayne, Pennsylvania for cash proceeds of $565,000, plus the assumption of $317,000 in liabilities. In connection with such sale, the Company recorded a further adjustment to the carrying value of the Cramer assets resulting in a pre-tax charge of $1.1 million, recorded in the third fiscal quarter of 2001.

The Coils segment manufactured heat exchange coils and included Astro Air Coils, Inc. ("Astro Air"), Snowmax, Inc. ("Snowmax"), and Astro Air UK, Limited ("Astro UK"). Astro UK, which began production of heat exchange coils at a new 15,000 square foot facility located in Birmingham, England in March 1999, was a joint venture with the Company's largest customer, Bergstrom, Inc. On May 9, 2001, the Company completed the sale of substantially all of the assets of Astro UK to ACR Heat Transfer Limited of Norfolk, England for cash of £450,000 (approximately $643,000). Based upon the terms of the sale, the Company recorded, in the second quarter of 2001, a pretax charge of $700,000 to adjust the carrying value of Astro UK's assets to their estimated realizable value. No additional gain or loss was recorded upon completion of the sale. Proceeds from the sale were utilized to reduce the Company's revolving credit facility.

On October 26, 2001, the Company completed the sale of the assets of the remaining businesses in its Coils segment, Astro Air and Snowmax (together, the "Coils Subsidiaries"). The sale of the Coils Subsidiaries was effectuated pursuant to an Asset Purchase Agreement, dated as of October

26, 2001, by and among the Coils Subsidiaries, Astro Air, Inc. (the "Buyer"), and Rex Dacus, the manager of the Coils segment and the person from whom the Company acquired the assets and operations of Astro Air Coils, Inc. in 1998. Proceeds from the sale, which were utilized to reduce the Company's revolving credit facility, were $5.6 million of cash and the assumption of approximately $3.7 million of liabilities. The Company recorded a pretax charge of $9.3 million related to this sale in the fourth quarter of 2001. The Company has reported the results of the Coils segment as discontinued operations for all periods presented in the consolidated statements of operations.

On January 24, 2001, the Company completed the sale of stock of Sooner Trailer to the McCasland Investment Group and certain members of Sooner Trailer's management for cash of $11.5 million, subject to certain post-closing adjustments based on changes in working capital, plus the assumption of debt of approximately $670,000. In May 2001, the Company received approximately $2.0 million related to such post-closing adjustments. In connection with the anticipated sale, the Company recognized a loss of $8.6 million in the fourth quarter of 2000 to adjust the carrying value of Sooner Trailer's assets to their estimated fair value based on an expected sales price. No additional gain or loss was recorded upon completion of the sale. Sooner Trailer had previously been included in the Agricultural Equipment segment (formerly known as the Trailers and Agricultural Equipment segment). Accordingly, the Company has reported the results of Sooner Trailer as discontinued operations for all periods presented in the consolidated statements of operations.

Results of Operations

The Company's fiscal year includes 52 or 53 weeks, ending on the last Sunday in October. Fiscal year 1999 consisted of 53 weeks, while fiscal years 2001 and 2000 consisted of 52 weeks.

Year ended October 28, 2001 compared to year ended October 29, 2000

Net sales. Net sales for 2001 were $54.3 million, as compared to net sales of $75.2 million in 2000, a decrease of 27.8%. These results include the effects of disposing of Dura-Bond in November 2000. Sales attributable to Dura-Bond were $8.2 million in 2000.

Net sales from Motors were $51.4 million in 2001, as compared to 57.7 million in 2000, a decrease of 11.0%. Sales volume at the Motors segment was adversely effected by the general economic slowdown effecting the Company's primary markets, particularly the heavy truck and recreational vehicle markets and increased Pacific Rim competition in the healthcare market.

Net sales from the Company's Other segment were $3.0 million in 2001, as compared to $17.5 million in 2000. Sales attributable to Dura-Bond, which was sold November 2, 2000, were $8.2 million in 2000. Net sales at Cramer decreased $6.4 million, as compared to the prior year, reflecting the sale of the timer and switch line on December 4, 2000, and the subsequent sale, on September 23, 2001, of substantially all of the remaining Cramer assets.

Income (loss) from operations. For 2001, the Company recorded a loss from operations of $1.9 million, as compared to a loss from operations of $265,000 in 2000. The current year loss includes a charge of $1.1 million for the write-down of net assets held for sale, related to Cramer. The prior year period includes a $2.8 million charge for the write-down of net assets held for sale related to both Cramer and Dura-Bond.

Income from operations for the Motors segment was $4.7 million, or 9.1% of net sales for 2001, as compared to $5.0 million, or 8.6% of net sales in the prior year. Despite an 11.0% decrease in sales, income from operations improved as a percentage of net sales as a result of increased productivity attributable to lean manufacturing processes implemented in 2000.

The Company's Other segment reported a loss from operations of $1.4 million in 2001, as compared to a loss of $666,000 in 2000. The current period loss includes a charge of $1.1 million for the write-down of net assets held for sale related to Cramer. The prior year period includes a $2.8 million charge for the write-down of net assets held for sale related to both Cramer and Dura-Bond. Exclusive of the write-downs, the loss from operations would have been $317,000 for 2001, as compared to income from operations of $2.1 million in 2000. This decrease reflects the sale of Dura-Bond, which had income from operations of $1.5 million in 2000. In addition, operating results from Cramer decreased as a result of the sale of the timer and switch line in December 2000 and the sale of the remaining Cramer assets in September 2001.

Unallocated corporate expenses included in income (loss) from operations were $5.1 million, or 9.4% of net sales, as compared to $4.6 million, or 6.1% of net sales in 2000. This increase reflects severance costs for the corporate office staff of $650,000, increased incentive compensation of $344,000, and increased bank service charges of $339,000, partially offset by rental income received on the sublet of corporate office space of $119,000, reduced corporate office employee costs of $150,000, and income of $400,000 from a vendor dispute.

Interest expense. Interest expense decreased to $4.3 million for 2001 from $5.1 million in the prior year, primarily as a result of lower debt levels. The current period includes a charge of $598,000 resulting from a decrease in the fair market value of the Company's interest rate swap agreements as a result of decreases in interest rates. This charge was recorded in accordance with SFAS No. 133.

Other (income) expense. For 2001, other (income) expense primarily represents the partial recovery of a note received in connection with the sale of certain Cramer assets in 1999 (the "Cramer Note Receivable"). For 2000, other (income) expense includes a $620,000 charge recorded as a reserve against a note receivable obtained in connection with the sale of Parker Industries ("Parker") in 1999 to Top Air Manufacturing, Inc. ("Top Air"), which filed for Chapter 7 bankruptcy liquidation in November 2000. Also included in other (income) expense for 2000 is a charge of $219,000 recorded as a reserve against the Cramer Note Receivable, partially offset by income of $100,000 representing a change in estimate on an allowance against a note receivable.

Income tax expense (benefit). The Company recorded an income tax benefit at an effective rate of 32.4% for 2001, as compared to an effective tax rate of 18.6% in the prior year. The Company's effective tax rate was adversely effected in the prior year as a result of a higher proportion of non-deductible taxable losses.

Income (loss) from discontinued operations. For 2001, the Company recorded a loss from discontinued operations, representing the operations of Sooner Trailer and the Coils segment, of $12.1 million (net of income tax expense of $514,000) on revenues of $35.6 million. For 2000, loss from discontinued operations was $8.9 million (net of income tax expense of $522,000) on revenues of $85.1 million. The current year results reflect a pre-tax loss on the sale of the Coils segment of $10.0 million. The prior year reflects an $8.6 million charge for the write-down of the net assets of Sooner in connection with its sale, which was completed in January 2001.

Net income (loss) available for common shareholders. Net loss available for common shareholders was $17.6 million, or $3.00 per share, in 2001, as compared to a net loss of $14.8 million, or $2.53 per share, in the prior year. Income (loss) available for common shareholders is calculated by subtracting dividends of preferred stock of $1.3 million and $750,000 for 2001 and 2000, respectively, and by deducting the non-cash accretion in book value of preferred stock of $371,000 for 2000.

Year ended October 29, 2000 compared to year ended October 31, 1999

Net sales. Net sales for 2000 were $75.2 million, as compared to net sales of $84.2 million in 1999, a decrease of 10.7%. These results include the effects of disposing of Parker, sales from which were $1.0 million in 1999.

Net sales from the Motors segment were $57.7 million in 2000, as compared to $63.9 million in 1999, a decrease of 9.8%. This decrease reflects lower demand from the recreational vehicle and healthcare markets. Sales to the recreational vehicle market were adversely affected by design issues associated with a new motor developed for this market. Although the design issues were resolved, sales to this market remained soft as a result of general economic conditions.

Net sales from the Company's Other segment were $17.5 million in 2000, as compared to $19.3 million in 1999. This decrease was primarily a result of decreased sales at Cramer.

Income from operations. For 2000, the Company recorded a loss of $265,000 from operations, as compared to income from operations of $2.9 million in 1999. The loss for 2000 includes a charge of $2.8 million for the write-down of net assets held for sale, primarily representing the write-down of goodwill. Income from operations for 1999 included a loss of $607,000 related to Parker, which was sold in March 1999.

Income from operations for the Motors segment was $5.0 million, or 8.6% of net sales, in 2000, as compared to $7.8 million, or 12.2% of net sales, in the prior year. These results reflect decreased sales volume to the recreational vehicle market and a softening of the healthcare market. Income from operations for the Motors segment was also unfavorably impacted by temporary production inefficiencies resulting from an overhaul of Motor Products' Owosso, Michigan facility from batch processing to lean manufacturing during the second quarter of 2000.

Loss from operations for the Company's Other segment was $666,000 in 2000, as compared to income from operations of $1.4 million in the prior year. The loss for 2000 includes $2.8 million for the write-down of net assets held for sale, primarily representing the write-down of goodwill. Exclusive of the write-down, income from operations would have been $2.1 million in 2000. The improvement over the prior year primarily reflects improved profitability, despite decreased sales, at Cramer.

Unallocated corporate expenses included in income from operations were $4.6 million, or 6.1% of net sales, as compared to $5.7 million, or 6.8% of net sales, in 1999. This reflects reduced personnel, legal and consulting costs, as compared to the prior year. In addition, unallocated corporate expenses for 2000 reflect a reduction of $260,000 in the Company's environmental liability related to the site on which its Cramer facility was previously located. Such reduction was the result of the Company's revision to its estimate of the cost to complete remedial measures required at the site.

Interest expense. Interest expense increased to $5.1 million for 2000, as compared to $4.9 million in the prior year, as a result of increased rates, partially offset by lower average outstanding debt balances.

Other (income) expense. For 2000, other (income) expense includes a $620,000 charge recorded as a reserve against a note receivable obtained in connection with the sale of Parker in 1999 to Top Air, which filed for Chapter 7 bankruptcy liquidation in November 2000. Also included in other (income) expense for 2000 is a charge of $219,000 recorded as a reserve against a note receivable received in connection with the sale of certain Cramer assets in 1999, partially offset by income of $100,000 representing a change in estimate on an allowance against a note receivable. For 1999, other (income) expense includes $192,000 of interest income related to notes receivable obtained in connection with the sale of Parker in 1999 and the sale of DewEze in 1998.

Income tax expense (benefit). The Company recorded, for 2000, an effective income tax benefit at a rate of 18.6%, as compared to an effective tax rate benefit of 41.1% for the prior year. The effective tax rate for 2000 was adversely affected as a result of a higher proportion of non-deductible expenses, primarily for the write-down of asset values and non-cash amortization expenses related to acquisitions, as compared to pre-tax income (loss). The effective tax rate for 1999 was favorably impacted by a deferred tax benefit realized upon the sale of Parker.

Income (loss) from discontinued operations. For 2000, the Company recorded a loss from discontinued operations, representing the operations of Sooner Trailer and the Coils segment, of $8.9 million (net of income tax expense of $522,000), reflecting an $8.6 million write-down of the net assets of Sooner in connection with its anticipated sale. For 1999, income from discontinued operations was $2.7 million (net of income tax expense of $1.9 million). Revenues from discontinued operations were $85.1 million in 2000, as compared to $85.9 million in 1999.

Net income (loss) available for common shareholders. Net loss available for common shareholders was $14.8 million, or $2.53 per share, in 2000, as compared to net income available for common shareholders of $682,000, or $.12 per share, in the prior year. Income (loss) available for common shareholders is calculated by subtracting dividends on preferred stock of 750,000 for both 2000 and 1999 and by deducting the non-cash accretion in book value of preferred stock of $371,000 and $345,000 for 2000 and 1999, respectively.

Liquidity and Capital Resources

At October 28, 2001, cash and cash equivalents were $200,000. The Company had negative working capital of $14.6 million, as compared to positive working capital of $14.0 million at October 29, 2000. This decrease reflects the sales of Dura-Bond and Cramer, the net assets of which were classified as net assets held for sale at October 29, 2000, included in current assets. This decrease also reflects the sales of Sooner Trailer and the Coils segment, the net assets of which were included in net assets of discontinued operations held for sale, included in current assets. Net cash provided by operating activities of continuing operations was $1.5 million for 2001, as compared to $2.0 million in the prior year. The decrease in cash from operations was principally the result of decreased operating results, consistent with decreased sales volume.

Net cash provided by investing activities of continuing operations included proceeds of $4.0 million from the sale of Dura-Bond and $2.6 million from the sales of the Cramer assets. Net cash provided by investing activities of continuing operations also included $757,000 for capital expenditures for equipment. The Company currently plans to invest approximately $750,000 in capital expenditures during fiscal 2002. Management anticipates funding such capital expenditures with cash from operations and proceeds from the Company's revolving credit facility. Net cash provided by investing activities of discontinued operations included proceeds from the sales of Sooner Trailer of $13.6 million and the Coils segment of $6.1 million.

Net cash used in financing activities included net repayments of $19.1 million under the Company's revolving credit agreement, debt repayments of $1.3 million, including the repayment of $600,000 of related party debt, and the payment of dividends of $142,000.

At October 28, 2001, $22.0 million was outstanding under the Company's revolving credit facility. At the end of fiscal 2000, the Company was not in compliance with covenants contained in its revolving credit facility at that date. In February 2001, the Company entered into an amendment to its revolving credit facility, wherein the lenders agreed to forbear from exercising their rights and remedies under the facility in connection with such non-compliance until

February 15, 2002, at which time the facility was to mature. The amendment to the revolving credit facility, which has been further amended since February 2001, called for reductions in the outstanding balance during calendar 2001 and modified the interest rates charged. Borrowings under the facility that are In-Formula (as defined) are charged interest at the Prime Rate plus 1.5% (7.0% at October 28, 2001). Borrowings under the facility that are Out of Formula (as defined) are charged interest at the Prime Rate plus 2.0% (7.5% at October 28, 2001). Borrowings and letters of credit are limited to a Borrowing Base consisting of eligible accounts receivable and inventory. Borrowings that equal an amount up to and including the Borrowing Base are defined as In-Formula borrowings. Total borrowings less In-Formula borrowings, are defined as Out of Formula borrowings. The amendment also required additional collateral and reporting requirements as well as the addition of a covenant requiring minimum operating profits. The amendment also required the suspension of principal and interest payments on subordinated debt, with an aggregate outstanding balance of $2.1 million as of October 28, 2001. Furthermore, the amendment to the facility prohibits the payment of preferred or common stock dividends. Beginning in August 2001, the Company was not in compliance with the minimum operating profit covenant. In February 2002, the Company entered into a further amendment to the facility which extends the maturity date to December 31, 2002. The amendment calls for further reductions in the outstanding balance based on expected future asset sales and an increase in the interest rate charged. See Item 7. "General" section.

The Company has interest rate swap agreements with its two banks with notional amounts totaling $19.9 million. The Company entered into these agreements to change the fixed/variable interest rate mix of its debt portfolio, in order to reduce the Company's aggregate risk from movements in interest rates.

Environmental Matters

The Company is subject to federal, state and local environmental regulations with respect to its operations. The Company believes that it is operating in substantial compliance with applicable environmental regulations. Manufacturing and other operations at the Company's various facilities may result, and may have resulted, in the discharge and release of hazardous substances and waste from time to time. The Company routinely responds to such incidents as deemed appropriate pursuant to applicable federal, state and local environmental regulations.

The Company is a party to a consent decree with the State of Connecticut pursuant to which it has agreed to complete its environmental investigation of the site on which its Cramer facility was previously located and conduct any remedial measures which may be required. In the second quarter of 2000, the Company revised its estimate of the cost to complete the remedial measures required at the site. The revision to the estimate resulted in a reduction in the liability of $260,000. Based upon the amounts recorded as liabilities, the Company believes that the ultimate resolution of this matter will not have a material adverse effect on the financial results of the Company.

Recently Issued Financial Accounting Standards

In July 2001, the Financial Accounting Standards Board issued SFAS No. 141 "Business Combinations" ("SFAS No. 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations but, instead, would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 are required to be adopted for fiscal years beginning after December 15, 2001. The Company has not yet completed its analysis of the effects of adopting these statements on its consolidated financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, supercedes SFAS No. 121 and is effective for fiscal years beginning after December 15, 2001. The Company has not yet completed its analysis of the effects of adopting this statement on its consolidated financial position or results of operations.

Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the Private Securities Litigation Reform Act of 1995

The following information is provided pursuant to the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Certain statements in Management's Discussion and Analysis of this Form 10-K, including those which express "belief," "anticipation" or "expectation" as well as other statements which are not historical fact, are "forward-looking statements" made pursuant to the "Safe Harbor" provisions. Such statements are subject to certain risks and uncertainties which could cause actual results to differ materially from those projected. Readers are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof. The Company undertakes no obligation to republish revised forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

The Company cautions readers that the following important factors, among others, have in the past affected and could in the future affect the Company's actual results of operations and cause the Company's actual results to differ materially from the results expressed in any forward-looking statements made by or on behalf of the Company:

- The Company's continued liquidity is dependent upon its ability to achieve levels of revenue necessary to support the Company's cost structure, its ability to maintain adequate financing, its ability to maintain compliance with debt covenants, and its ability to generate sufficient cash flows to meets its obligations on a timely basis.

- The Company's results have been and can be expected to continue to be affected by the general economic conditions in the United States and specific economic factors influencing the manufacturing sector of the economy. Lower demand for the Company's products can lower revenues as well as cause underutilization of the Company's plants, leading to reduced gross margins.

- Metal prices, particularly of copper and steel, can affect the Company's costs as well as demand for the Company's products and the value of inventory held at the end of a reporting period. Lack of availability of certain commodities could also disrupt the Company's production.

- Changes in demand that change product mix may reduce operating margins by shifting demand toward less profitable products.

- Loss of a substantial customer or customers may affect results of operations.

- The influence of foreign competition from low-cost areas of the world may affect results of operations.

- The Company's results have been and can be affected by engineering difficulties in designing new products or applications for existing products to meet the requirements of its customers.

- The Company's results can be affected by changes in manufacturing processes and techniques.

- Obsolescence or quality problems leading to returned goods in need of repair can affect the value of the Company's inventories and its profitability.

- The Company has a substantial amount of floating rate debt. Increases in short-term interest rates could be expected to increase the Company's interest expense.

- In that the Company's outstanding derivative instruments do not meet the stringent requirements for hedge accounting under SFAS 133, future earnings could reflect greater volatility.

- The Company may, in the future, divest of product lines or business units. Any such divestiture may involve costs of disposition or loss on the disposition that could adversely affect the Company's operating results or financial condition.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

The Company uses a revolving credit facility, industrial revenue bonds and term loans to finance a significant portion of its operations. These on-balance sheet financial instruments, to the extent they provide for variable rates of interest, expose the Company to interest rate risk resulting from changes in the prime rate. The Company uses interest rate swap agreements to partially change interest rate exposure associated with the Company's variable rate debt. All of the Company's derivative financial instrument transactions are entered into for non-trading purposes.

To the extent that the Company's financial instruments expose the Company to interest rate risk and market risk, they are presented in the table below. The table presents principal cash flows and related interest rates by year of maturity for the Company's revolving credit facility, industrial revenue bonds and term loans in effect at October 28, 2001. For interest rate swaps, the table presents notional amounts and the related reference interest rates by year of maturity. Fair values included herein have been determined based upon (1) rates currently available to the Company for debt with similar terms and remaining maturities, and (2) estimates obtained from dealers to settle interest rate swap agreements. Notes 10 and 11 to the consolidated financial statements should be read in conjunction with the table below (dollar amounts in thousands).

	Year of Maturity						Total Due	Fair Value at
	2002	2003	2004	2005	2006	Thereafter	at Maturity	10/28/2001
Debt:								
Fixed rate	$ 1,784	$ 373	$ 264	$ 159	$ 93	$ 81	$ 2,754	$ 2,754
Average interest rate	8.0%	8.0%	8.0%	8.0%	8.0%	8.0%		
Variable rate	$ 22,300	$ 300	$ 600	$ 600	$ 600	$ 2,450	$ 26,850	$ 26,850
Average interest rate	8.1%	2.8%	2.8%	2.8%	2.8%	2.8%		
Interest rate swap agreements:								
Variable to fixed swaps	$ 15,000	$ 4,850	$ -	$ -	$ -	$ -	$ 19,850	$ (699)
Average pay rate	7.1%	4.2%						
Average receive rate	2.5%	2.1%						

Item 8. Financial Statements and Supplementary Data

The Company's consolidated financial statements and supplemental schedules appear at pages F-1 through F-28, as set forth in Item 14.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

None.

PART III

Item 10. Directors and Executive Officers of the Registrant

Information concerning directors, appearing under the caption "Election of Directors" in the Company's Proxy Statement (the "Proxy Statement") to be filed with the Securities and Exchange Commission in connection with the Annual Meeting of Shareholders scheduled to be held on April 11, 2002, information concerning executive officers, appearing under the caption "Item 1. Business - Executive Officers of the Company" in Part I of this Form 10-K, and information under the caption "Section 16(a) Beneficial Ownership Reporting Compliance" in the Proxy Statement are incorporated herein by reference in response to this Item 10.

Item 11. Executive Compensation

The information contained in the section titled "Executive Compensation" in the Proxy Statement, with respect to executive compensation, and the information contained in the section entitled "Director Compensation" with respect to director compensation, are incorporated herein by reference in response to this Item 11.

Item 12. Security Ownership of Certain Beneficial Owners and Management

The information contained in the section titled "Security Ownership of Certain Beneficial Owners and Management" in the Proxy Statement, with respect to security ownership of certain beneficial owners and management, is incorporated herein by reference in response to this Item 12.

Item 13. Certain Relationships and Related Transactions

The information contained in the section titled "Certain Relationships and Transactions" of the Proxy Statement, with respect to certain relationships and related transactions, is incorporated herein by reference in response to this Item 13.

PART IV

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a)(1) Financial Statements

The financial statements listed in the accompanying Table of Contents to Consolidated Financial Statements are filed as part of this Form 10-K, commencing on page F-1.

(a)(2) Schedules

The following consolidated financial statement schedule of the Company is filed as part of this Form 10-K:

Schedule II - Valuation and Qualifying Accounts

(a)(3) Exhibits

The exhibits are listed in the index to Exhibits appearing below.

(b) Reports on Form 8-K

The Company filed a report on Form 8-K, dated October 26, 2001, to report under Item 2 that it had disposed of its subsidiaries, Astro Air Coils, Inc., and Snowmax Incorporated. This report also included under Item 7 unaudited proforma condensed consolidated statements of operations for the nine-months ended July 29, 2001 and the year ended October 29, 2000, and an unaudited proforma condensed consolidated balance sheet as of July 29, 2001.

(c) Exhibits

Exhibit No.	Description
* 3.1	Articles of Incorporation of the Company (Exhibit 3.1 to the Company's Form S-1 Registration Statement, No. 33-76964 (the "1994 Registration Statement")).
* 3.2	By-Laws of the Company, as amended June 5, 1997 (Exhibit 3.2 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 27, 1997).
* 3.3	Designations of the Class A Convertible Preferred Stock of Owosso Corporation (Exhibit 4.1 to the Company's Current Report on Form 8-K dated October 31, 1995 (the "October 31, 1995 Form 8-K")).
*10.1	1994 Stock Option Plan (Exhibit 10.1 to the Company's Annual Report on Form 10-K for the year ended October 30, 1994 (the "1994 Form 10-K ")).#
*10.2	Deed of Trust, dated April 7, 1992, on property of Snowmax, Incorporated located in Gregg County, Texas (Exhibit 10.41 to the 1994 Registration Statement).
*10.3	Lease, dated March 21, 1995, between Motor Products - Ohio Corporation and William Berhard Realty Company (Exhibit 10.44 to the 1995 Form 10-K).
*10.4	Confidentiality and Non-Solicitation Agreement between the Company and Eugene P. Lynch, dated October 31, 1994 (Exhibit 10.45 to the 1994 Form 10-K).

*10.5	Confidentiality and Non-Solicitation Agreement between the Company and Ellen D. Harvey, dated October 31, 1994 (Exhibit 10.46 to the 1994 Form 10-K).
*10.6	Confidentiality and Non-Solicitation Agreement between the Company and George B. Lemmon, Jr., dated October 31, 1994 (Exhibit 10.48 to the 1994 Form 10-K).
*10.7	Confidentiality and Non-Solicitation Agreement between the Company and John R. Reese, dated October 31, 1994 (Exhibit 10.51 to the 1994 Form 10-K).
*10.8	Agreement and Plan of Merger dated October 25, 1995 by and among Owosso Corporation, Stature Electric, Inc. and the stockholders of Stature Electric, Inc. (Exhibit 2.1 to the October 31, 1995 Form 8-K).
*10.9	Registration Rights Agreement dated October 31, 1995 by and among Owosso Corporation, Lowell Huntsinger, Randall James and Morris Felt (Exhibit 10.2 to the October 31, 1995 Form 8-K).
*10.10	Lease Agreement by and between Owosso Corporation and Philadelphia Freedom Partners, L.P. dated September 6, 1996 (Exhibit 10.62 to the Company's Annual Report on Form 10-K for the year ended October 27, 1996).
*10.11	Owosso Corporation 401(k) Savings Plan (Exhibit 10.2 to the January 25, 1998 Form 10-Q).
#*10.12	1998 Long-Term Incentive Plan (Exhibit 4.1 to the Company's Registration Statement on Form S-8 filed June 2, 1998, Registration No. 333-55835).
*10.13	Amended and Restated Credit Agreement by and among Owosso Corporation, its subsidiaries, NBD Bank, PNC Bank, N.A., and NBD Bank, as Agent, dated as of January 22, 1999. (Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended January 31, 1999).
*10.14	First Amendment to Amended and Restated Credit Agreement (Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 30, 2000).
*10.15	Stock Purchase and Redemption Agreement among Owosso Corporation, MEPC, L.L.C., the Landover Company (d/b/a "Dura-Bond Bearing Company"), Engine Power Components, Inc., and Melling Tool Co., effective as of October 29, 2000. (Exhibit 10.2 to the Company's Current Report on Form 8-K, dated January 24, 2001).
*10.16	Asset Purchase Agreement by and between M.H. Rhodes, Inc. and Capewell Component Company, L.L.C., dated December 1, 2000 (Exhibit 10.35 to the Company's Annual Report on Form 10-K for the year ended October 29, 2000).
*10.17	Stock Purchase Agreement between Sooner Investment Manufacturing Company (purchaser) and Owosso Corporation (seller), dated January 19, 2001 (Exhibit 10.1 to the Company's Current Report on Form 8-K, dated January 24, 2001).
*10.18	Amendment Agreement by and among Owosso Corporation, its subsidiaries, Bank One and PNC Bank, N.A., dated February 12, 2001 (Exhibit 10.37 to the Company's Annual Report on Form 10-K for the year ended October 29, 2000).
*10.19	Asset Purchase Agreement among Rex Dacus, Dacus Properties, Inc., Astro Air Coils, Inc. and Snowmax Incorporated, dated October 26, 2001 (Exhibit 2.1 to the Company's Current Report on Form 8-K, dated October 26, 2001).

*10.20	Seventh Amendment to Amended and Restated Credit Agreement by and among Owosso Corporation, its subsidiaries, Bank One and PNC Bank, N.A., effective May 9, 2001 (Exhibit 10.1 to the Company's Quarterly Report on Form 10-Q for the quarter ended July 29, 2001).
10.21	Tenth Amendment to Amended and Restated Credit Agreement by and among Owosso Corporation, its subsidiaries, Bank One and PNC Bank, N.A., effective February 8, 2002.
11	Computation of per share earnings.
21	Subsidiaries of the registrant.
23	Consent of Deloitte & Touche LLP

* Incorporated by reference.
# Management contract or compensatory plan or arrangement.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized.

OWOSSO CORPORATION

Date: February 8, 2002

By: /s/ George B. Lemmon, Jr.
George B. Lemmon, Jr., President, Chief Executive Officer, and Director

By: /s/ Kirk E. Moore
Kirk E. Moore, Executive Vice President – Finance, Chief Financial Officer and Treasurer and Secretary

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed by the following persons on February 8, 2002, in the capacities indicated:

Signature	Title
/s/ John R. Reese John R. Reese	Chairman of the Board and Director
/s/ George B. Lemmon, Jr. George B. Lemmon, Jr.	President, Chief Executive Officer, and a Director
/s/ Kirk E. Moore Kirk E. Moore	Executive Vice President – Finance, Chief Financial Officer and Treasurer and Secretary
/s/ Ellen D. Harvey Ellen D. Harvey	Director
/s/ Harry E. Hill Harry E. Hill	Director
/s/ Lowell P. Huntsinger Lowell P. Huntsinger	Director
/s/ Eugene P. Lynch Eugene P. Lynch	Director
/s/ James A. Ounsworth James A. Ounsworth	Director

OWOSSO CORPORATION

TABLE OF CONTENTS

INDEPENDENT AUDITORS' REPORT

Board of Directors and Stockholders of
Owosso Corporation
King of Prussia, Pennsylvania

We have audited the accompanying consolidated balance sheets of Owosso Corporation and subsidiaries as of October 28, 2001 and October 29, 2000, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three fiscal years in the period ended October 28, 2001. Our audits also included the financial statement schedule listed in the index at Item 14(a)(2). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Owosso Corporation and subsidiaries as of October 28, 2001 and October 29, 2000, and the results of their operations and their cash flows for each of the three fiscal years in the period ended October 28, 2001 in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 2 to the consolidated financial statements, the Company's recurring losses from operations, working capital deficiency, default under terms of its credit agreement, and inability to comply with the covenants of its credit agreement raise substantial doubt about its ability to continue as a going concern. Management's plans concerning these matters are also described in Note 2. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Deloitte & Touche LLP

Deloitte & Touche LLP

Philadelphia, Pennsylvania
February 8, 2002

OWOSSO CORPORATION

CONSOLIDATED STATEMENTS OF OPERATIONS

	Year Ended		
	October 28, 2001	October 29, 2000	October 31, 1999
Net sales	$ 54,326,000	$ 75,204,000	$ 84,214,000
Costs of products sold	43,897,000	59,429,000	65,009,000
Gross profit	10,429,000	15,775,000	19,205,000
Selling, general and administrative expenses	11,183,000	13,240,000	16,305,000
Write-down of net assets held for sale	1,100,000	2,800,000	--
Income (loss) from operations	(1,854,000)	(265,000)	2,900,000
Interest expense	4,335,000	5,069,000	4,947,000
Other (income) expense	(110,000)	530,000	(444,000)
Loss from continuing operations before income taxes	(6,079,000)	(5,864,000)	(1,603,000)
Income tax benefit	(1,968,000)	(1,082,000)	(658,000)
Loss from continuing operations	(4,111,000)	(4,782,000)	(945,000)
Discontinued operations:			
Income (loss) from discontinued operations, net of income tax expense of $514,000, $522,000 and $1,868,000	(2,073,000)	(290,000)	2,722,000
Loss on disposal of discontinued operations	(10,040,000)	(8,600,000)	--
Income (loss) before cumulative effect of accounting change	(16,224,000)	(13,672,000)	1,777,000
Cumulative effect of accounting change (net of tax of $34,000)	(67,000)	--	--
Net income (loss)	(16,291,000)	(13,672,000)	1,777,000
Dividends and accretion on preferred stock	(1,316,000)	(1,121,000)	(1,095,000)
Net income (loss) available for common shareholders	$ (17,607,000)	$ (14,793,000)	$ 682,000
Basic and diluted income (loss) per common share:			
Loss from continuing operations	$ (0.93)	$ (1.01)	$ (0.35)
Income (loss) from discontinued operations	(2.06)	(1.52)	0.47
Cumulative effect of accounting change, net	(0.01)	--	--
Net income (loss) per share	$ (3.00)	$ (2.53)	$ 0.12
Weighted average number of common shares outstanding:			
Basic	5,866,000	5,844,000	5,826,000
Diluted	5,866,000	5,844,000	5,826,000

See notes to consolidated financial statements.

OWOSSO CORPORATION
CONSOLIDATED BALANCE SHEETS

	October 28, 2001	October 29, 2000
ASSETS		
CURRENT ASSETS:		
Cash and cash equivalents	$ 200,000	$ 491,000
Receivables, net	6,061,000	7,912,000
Inventories, net	4,815,000	5,530,000
Net assets held for sale	1,181,000	8,663,000
Net assets of discontinued operations held for sale	1,078,000	24,659,000
Prepaid expenses and other	1,446,000	917,000
Tax refund receivable	1,696,000	-
Deferred taxes	2,453,000	1,900,000
Total current assets	18,930,000	50,072,000
PROPERTY, PLANT AND EQUIPMENT, NET	11,874,000	13,858,000
GOODWILL, NET	9,395,000	10,061,000
OTHER INTANGIBLE ASSETS, NET	5,614,000	6,000,000
OTHER ASSETS	581,000	1,172,000
TOTAL ASSETS	$ 46,394,000	$ 81,163,000
LIABILITIES AND STOCKHOLDERS' EQUITY		
CURRENT LIABILITIES:		
Accounts payable - trade	$ 3,350,000	$ 4,562,000
Accrued compensation and benefits	1,085,000	1,064,000
Accrued expenses	5,054,000	2,877,000
Related party debt	400,000	1,000,000
Current portion of long-term debt	23,684,000	26,606,000
Total current liabilities	33,573,000	36,109,000
LONG-TERM DEBT, LESS CURRENT PORTION	5,520,000	22,362,000
COMMON STOCK PUT OPTION	600,000	-
POSTRETIREMENT BENEFITS AND OTHER LIABILITIES	3,532,000	2,323,000
DEFERRED TAXES	2,766,000	1,937,000
COMMITMENTS AND CONTINGENCIES (Note 13)		
STOCKHOLDERS' EQUITY		
Convertible preferred stock Class A, 6% in 2001 and 5% in 2000 cumulative, $.01 par value: 10,000,000 shares authorized; 1,071,428 shares issued and outstanding (aggregate liquidation value 2001 - $15,750,000 and 2000 - $15,000,000)	15,000,000	15,000,000
Common stock, $.01 par value; authorized 15,000,000 shares; issued 5,874,345 shares in 2001 and 5,849,839 shares in 2000	59,000	59,000
Additional paid-in capital	21,179,000	21,743,000
Accumulated other comprehensive income	–	(142,000)
Accumulated deficit	(35,436,000)	(17,829,000)
	802,000	18,831,000
Less treasury stock, at cost, 50,039 shares in 2001 and 2000	(399,000)	(399,000)
Total stockholders' equity	403,000	18,432,000
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 46,394,000	$ 81,163,000

See notes to consolidated financial statements.

OWOSSO CORPORATION

CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

	Preferred Stock	Common Stock	Additional Paid-in Capital	Accumulated Other Comprehensive Income	Accumulated Deficit	Treasury Stock	Total
BALANCE, OCTOBER 25, 1998	14,285,000	59,000	21,618,000		(918,000)	(401,000)	34,643,000
Net income					1,777,000		1,777,000
Other comprehensive income:							
Cumulative translation adjustment				(3,000)			(3,000)
Total comprehensive income							1,774,000
Dividends					(2,498,000)		(2,498,000)
Accretion on convertible preferred stock	345,000				(345,000)		–
Issuance of common stock			64,000		(1,000)	2,000	65,000
BALANCE, OCTOBER 31, 1999	14,630,000	59,000	21,682,000	(3,000)	(1,985,000)	(399,000)	33,984,000
Net loss					(13,672,000)		(13,672,000)
Other comprehensive income:							
Cumulative translation adjustment				(139,000)			(139,000)
Total comprehensive income (loss)							(13,811,000)
Dividends					(1,802,000)		(1,802,000)
Accretion on convertible preferred stock	370,000				(370,000)		–
Issuance of common stock			61,000				61,000
BALANCE, OCTOBER 29, 2000	15,000,000	59,000	21,743,000	(142,000)	(17,829,000)	(399,000)	18,432,000
Net loss					(16,291,000)		(16,291,000)
Other comprehensive income:							
Cumulative translation adjustment				142,000			142,000
Total comprehensive income (loss)							(16,149,000)
Dividends					(1,316,000)		(1,316,000)
Exercise common stock put option			(600,000)				(600,000)
Issuance of common stock			36,000				36,000
BALANCE, OCTOBER 28, 2001	$ 15,000,000	$59,000	$ 21,179,000	$ –	$ (35,436,000)	$ (399,000)	$ 403,000

See notes to consolidated financial statements.

OWOSSO CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended		
	October 28, 2001	October 29, 2000	October 31, 1999
OPERATING ACTIVITIES:			
Net income (loss)	$ (16,291,000)	$ (13,672,000)	$ 1,777,000
(Income) loss from discontinued operations	12,113,000	8,890,000	(2,722,000)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:			
Allowance for doubtful accounts	155,000	272,000	52,000
Provision for deferred taxes	(238,000)	(1,338,000)	43,000
Write-down of net assets held for sale	1,100,000	2,800,000	--
Change in net assets held for sale	(543,000)	--	3,177,000
Interest rate swap contracts - market value adjustment	699,000	--	--
Loss on sale of assets	4,000	1,000	10,000
Depreciation	2,798,000	3,700,000	3,687,000
Amortization	1,069,000	1,325,000	1,297,000
Changes in assets and liabilities which provided (used) cash:			
Accounts receivable	1,696,000	1,918,000	(2,198,000)
Inventories	715,000	182,000	2,729,000
Prepaid expenses and other	116,000	(369,000)	158,000
Accounts payable	(1,212,000)	(874,000)	685,000
Accrued expenses	(672,000)	(860,000)	718,000
Net cash provided by continuing operations	1,509,000	1,975,000	9,413,000
Net cash provided by (used in) discontinued operations	(5,678,000)	1,797,000	6,943,000
Net cash provided by (used in) operating activities	(4,169,000)	3,772,000	16,356,000
INVESTING ACTIVITIES:			
Purchases of property, plant and equipment	(757,000)	(1,195,000)	(3,789,000)
Proceeds from the sale of businesses and assets	6,575,000	--	4,603,000
Decrease in other assets	729,000	1,929,000	520,000
Net cash provided by continuing operations	6,547,000	734,000	1,334,000
Net cash provided by (used in) discontinued operations	18,038,000	(2,599,000)	(2,695,000)
Net cash provided by (used in) investing activities	24,585,000	(1,865,000)	(1,361,000)
FINANCING ACTIVITIES:			
Borrowings from (payments on) line of credit	(19,100,000)	2,950,000	(10,050,000)
Proceeds from long-term debt	--	580,000	--
Payments on long-term debt	(664,000)	(1,774,000)	(1,724,000)
Payments on related party debt	(600,000)	(815,000)	(1,028,000)
Dividends paid	(142,000)	(2,152,000)	(2,006,000)
Other	38,000	(86,000)	68,000
Net cash used in continuing operations	(20,468,000)	(1,297,000)	(14,740,000)
Net cash used in discontinued operations	(239,000)	(280,000)	(285,000)
Net cash used in financing activities	(20,707,000)	(1,577,000)	(15,025,000)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(291,000)	330,000	(30,000)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	491,000	161,000	191,000
CASH AND CASH EQUIVALENTS, END OF PERIOD	$ 200,000	$ 491,000	$ 161,000

See notes to consolidated financial statements.

OWOSSO CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
FISCAL YEARS ENDED OCTOBER 28, 2001, OCTOBER 29, 2000, AND OCTOBER 31, 1999

1. NATURE OF BUSINESS

The Company – The consolidated financial statements represent the consolidated financial position, results of operations and cash flows of Owosso Corporation and its subsidiaries (the "Company"). The Company has historically operated in four business segments: Motors, Coils, Agricultural Equipment, and Other.

The Motors segment, the Company's only remaining business segment, includes Stature Electric, Inc. ("Stature"), Motor Products – Owosso Corporation ("Motor Products"), and Motor Products Ohio Corporation ("MP–Ohio"). The businesses in this segment manufacture fractional and integral horsepower motors. Significant markets for the Motors segment include commercial products and equipment, healthcare, recreation, and non-automotive transportation. The Company sells its motors primarily throughout North America and also in Europe.

The Coils segment included Astro Air Coils, Inc. ("Astro Air"), Snowmax, Inc. ("Snowmax"), and Astro Air UK Ltd. ("Astro UK"). Astro UK, which began operations in March 1999, was sold May 9, 2001. Astro Air and Snowmax were sold October 26, 2001.

During the fourth quarter of 2000, the Company adopted a plan to dispose of Sooner Trailer Manufacturing Company ("Sooner Trailer"), which manufactures all-aluminum trailers, primarily horse and livestock trailers. Sooner Trailer had previously been included in the Agricultural Equipment segment. The Company completed the sale of Sooner Trailer on January 24, 2001. The Agricultural Equipment segment also included, through the date of its sale, Parker Industries ("Parker"), which was sold in March 1999.

For financial statement purposes, the assets, liabilities, results of operations and cash flows of Sooner Trailer and the Coils segment have been segregated from those of continuing operations and are presented in the Company's financial statements as discontinued operations. The net assets of Sooner Trailer and the Coils segment have been included in "Net Assets of Discontinued Operations Held for Sale" in the consolidated balance sheets.

The Company's Other segment included Dura-Bond Bearing Company ("Dura-Bond"), and Cramer Company (formerly known as M.H. Rhodes, Inc., and hereinafter referred to as "Cramer"). Dura-Bond, which manufactured replacement camshaft bearings, valve seats and shims for the automotive after-market, was sold November 2, 2000. Cramer manufactured timers and subfractional horsepower motors for use in commercial applications. The Company completed the sale of the assets associated with the timer and switch line of Cramer on December 4, 2000, and in connection with the sale, changed the name of the company from M.H. Rhodes, Inc. to Cramer Company. The Company disposed of substantially all of the remaining Cramer assets in a separate transaction completed on September 23, 2001. The net assets of Dura-Bond and Cramer have been included in "Net Assets Held for Sale" in the consolidated balance sheets.

2. LIQUIDITY AND FINANCING

The Company has experienced a significant down-turn in its operating results over the past two years and at the end of fiscal 2000, was not in compliance with covenants under its revolving credit facility. In February 2001, the Company entered into an amendment to its revolving credit facility, wherein the lenders agreed to forbear from exercising their rights and remedies under the facility in connection with such non-compliance until February 15, 2002, at which time the facility was to mature. As further disclosed under Note 11 "Long-term Debt", the amendment to the revolving credit facility, which has been further amended since February 2001, modified the interest rates charged, called for reductions in the outstanding balance during calendar 2001 and added a covenant requiring the maintenance of minimum operating profit. Beginning in August 2001, the Company was not in compliance with the minimum operating profit covenant. In February 2002, the Company entered into a further amendment to the facility which extends the maturity date to December 31, 2002. The amendment calls for further reductions in the outstanding balance based on expected future asset sales and an increase in the interest rate charged.

The accompanying consolidated financial statements have been prepared on a going concern basis of accounting and do not reflect any adjustments that might result if the Company is unable to continue as a going concern. The Company's recurring losses from operations, working capital deficiency, default under the terms of its revolving credit agreement and inability to comply with debt covenants raise substantial doubt about the Company's ability to continue as a going concern.

Since the second half of fiscal 2000, management of the Company has taken a series of steps intended to stabilize and improve the operating results of the Company, including the implementation of cost and personnel reductions at the corporate office and reductions in fixed costs of the remaining operating units, commensurate with reductions in sales volume. In October 2001, the Company's corporate personnel was reduced from nine individuals to four and the Company's president and chief executive officer agreed to a 20% reduction in salary. In order to reduce its obligation under its revolving credit facility, the Company completed the sale of Dura-Bond and Sooner Trailer, the sale of substantially all of the assets of Cramer and substantially all of the assets of the Company's Coils segment. Management intends to dispose of additional assets during fiscal 2002, including real estate at the Company's former Cramer and Snowmax subsidiaries, and the Company's Motor Products and MP-Ohio subsidiaries. Proceeds from these sales, which are expected to be between $12.0 and $14.0 million, will be utilized to reduce the Company's revolving credit facility. In addition, management intends to further reduce corporate office costs through the merger of the corporate office function into the Company's largest subsidiary, resulting in an expected savings of approximately $3.5 million over fiscal 2001. Management believes that, along with the sale of assets, available cash and cash equivalents, cash flows from operations and available borrowings under the Company's revolving credit facility will be sufficient to fund the Company's operating activities, investing activities and debt maturities for fiscal 2002. In addition, management believes that the Company will be in compliance with its debt covenant requirements throughout fiscal 2002. It is management's intent to refinance the Company's revolving credit facility prior to its maturity in December 2002. However, there can be no assurance that management's plans will be successfully executed.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Consolidation – The consolidated financial statements of the Company include the accounts of Owosso Corporation and its majority owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation.

Fiscal Year – The Company's fiscal year includes 52 or 53 weeks ending on the last Sunday in October. Fiscal year 1999 consisted of 53 weeks, while fiscal years 2001 and 2000 consisted of 52-week years.

Cash and Cash Equivalents – Cash and cash equivalents consist of cash and highly-liquid investments with an original maturity of three months or less.

Inventories – Inventories of the Company are recorded at cost, which is not in excess of market. At October 28, 2001 and October 29, 2000, cost for 28% and 30%, respectively, of the inventories was determined on the last-in, first-out (LIFO) basis, and the remainder on the first-in, first-out (FIFO) basis.

Information related to the FIFO method may be useful in comparing operating results to those of companies not on LIFO. If the FIFO method of inventory, which approximates replacement cost, had been used by the Company for all inventories, inventory would have been approximately $746,000 and $790,000 higher than reported at October 28, 2001 and October 29, 2000, respectively. Additionally, income from operations would have decreased by approximately $44,000, $13,000 and $17,000 in 2001, 2000 and 1999, respectively. These amounts reflect the combined effects, in each year, of changes in inventory quantities and unit costs.

Property, Plant and Equipment – Items of property, plant and equipment are stated at cost and are depreciated principally on the straight-line method over their estimated useful lives as follows:

Land improvements	10 - 20 years
Buildings	30 years
Machinery and equipment	3 - 10 years

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Intangible Assets – Intangibles are amortized on a straight-line basis over their estimated useful lives as follows:

Customer lists	20 years
Goodwill	20-25 years

Asset Impairment – The Company evaluates the carrying value of long-term assets, including goodwill and other intangible assets, based upon current and anticipated undiscounted cash flows, and recognizes an impairment when such estimated cash flows will be less than the carrying value of the asset. Measurement of the amount of impairment, if any, is based upon the difference between carrying value and fair value.

Revenue Recognition – Revenue is recognized at the time the product is shipped and title of ownership has passed. An allowance for doubtful accounts of $388,000 and $233,000 has been recorded as of October 28, 2001 and October 29, 2000, respectively.

Income Taxes – Deferred income taxes are determined based on the difference between the financial reporting and tax bases of assets and liabilities. Deferred income tax expense (benefit) represents the change during the reporting period in the deferred tax assets and deferred tax liabilities, net of the effect of acquisitions and dispositions. Deferred tax assets include tax loss and credit carryforwards and are reduced by a valuation allowance if, based on available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

Stock Option Plan – SFAS No. 123, *Accounting for Stock-Based Compensation*, encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation in accordance with Accounting Principles Board Opinion No. 25, *Accounting for Stock Issued to Employees*, under which no compensation cost has been recognized.

Reclassifications – Certain reclassifications were made to the 2000 and 1999 consolidated financial statements to conform to 2001 classifications.

Earnings (loss) per Share – Basic earnings per common share is computed by dividing net earnings (the numerator) by the weighted average number of common shares outstanding during each period (the denominator). The computation of diluted earnings per common share is similar to that of basic earnings per common share, except that the denominator is increased by the dilutive effect of stock options outstanding, computed using the treasury stock method, and by the dilutive effect of the put option on common stock, computed using the reverse-treasury stock method.

The following table summarizes those securities that could potentially dilute income (loss) for common shareholders per common share in the future that were not included in determining net income (loss) available for common shareholders per common share as the effect was antidilutive:

	2001	2000	1999
Potential common shares resulting from:			
Stock options and put option on common stock	835,000	955,000	860,000
Convertible preferred stock	1,071,000	1,071,000	1,071,000
	1,906,000	2,026,000	1,931,000

Comprehensive Income – The Company presents comprehensive income (loss) as a component of shareholders' equity. The components of comprehensive income are as follows:

	2001	2000	1999
Net income (loss)	$ (16,291,000)	$ (13,672,000)	$ 1,777,000
Foreign currency translation	142,000	(139,000)	(3,000)
Total comprehensive income (loss)	$ (16,149,000)	$ (13,811,000)	$ 1,774,000

Derivatives – In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 was amended in June 2000 by SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities" ("SFAS No. 138"), which addressed a limited number of issues causing implementation difficulties. SFAS No. 133, as amended, establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivative instruments as either assets or liabilities and measure them at fair value. The accounting for changes in fair value depends upon the purpose of the derivative instrument and whether it is designated and qualifies for hedge accounting. To the extent derivative instruments qualify and are designated as hedges of the variability in cash flows associated with forecasted transactions, the effective portion of the gain or loss on such derivative instruments will generally be reported in other comprehensive income and the ineffective portion, if any, will be reported in net income. Such amounts recorded in accumulated other comprehensive income will be reclassified into net income when the forecasted transaction affects earnings. To the extent derivative instruments qualify and are designated as hedges of changes in the fair value of an existing asset, liability or firm commitment, the gain or loss on the hedging instrument will be recognized currently in earnings along with changes in the fair value of the hedged asset, liability or firm commitment attributable to the hedged risk.

The Company was required to adopt the provisions of SFAS No. 133 effective October 30, 2000. The Company's derivative instruments outstanding, variable-to-fixed interest rate swaps, do not qualify for hedge accounting under SFAS No. 133. The adoption of SFAS No. 133 required the Company to mark its interest rate swaps to market. The result was to record a net liability of $101,000 with an offsetting charge to cumulative effect of accounting change. This amount, net of tax of $34,000, is reflected in the consolidated statement of operations as "Cumulative effect of accounting change".

In that the Company's derivative instruments outstanding do not meet the stringent requirements for hedge accounting under SFAS 133, future earnings could reflect greater volatility.

New Accounting Pronouncements – In July 2001, the Financial Accounting Standards Board issued SFAS No. 141 "Business Combinations" ("SFAS No. 141") and SFAS No. 142 "Goodwill and Other Intangible Assets" ("SFAS No. 142"). SFAS No. 141 requires business combinations initiated after June 30, 2001 to be accounted for using the purchase method of accounting, and broadens the criteria for recording intangible assets separate from goodwill. Recorded goodwill and intangibles will be evaluated against this new criteria and may result in certain intangibles being subsumed into goodwill, or alternatively, amounts initially recorded as goodwill may be separately identified and recognized apart from goodwill. SFAS No. 142 requires the use of a nonamortization approach to account for purchased goodwill and certain intangibles. Under a nonamortization approach, goodwill and certain intangibles will not be amortized into results of operations but, instead, would be reviewed for impairment and written down and charged to results of operations only in the periods in which the recorded value of goodwill and certain intangibles is more than its fair value. The provisions of each statement which apply to goodwill and intangible assets acquired prior to June 30, 2001 are required to be adopted for fiscal years beginning after December 15, 2001. The Company has not yet completed its analysis of the effects of adopting these statements on its consolidated financial position or results of operations.

In August 2001, the Financial Accounting Standards Board issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"). SFAS No. 144, which addresses financial accounting and reporting for the impairment of long-lived assets and for long-lived assets to be disposed of, supercedes SFAS No. 121 and is effective for fiscal years beginning after December 15, 2001. The Company has not yet completed its analysis of the effects of adopting the statement on its consolidated financial position or results of operations.

4. SUPPLEMENTAL CASH FLOW INFORMATION

Cash payments for interest in 2001, 2000 and 1999 were $3,594,000, $4,826,000, and $5,311,000, respectively. Cash paid for income taxes was $226,000, $1,952,000, and $1,503,000 for 2001, 2000 and 1999, respectively. Dividends payable were $1,316,000, $142,000 and $492,000 at October 28, 2001, October 29, 2000 and October 31, 1999, respectively.

5. DISPOSITIONS OF BUSINESSES

Parker – On March 5, 1999, the Company completed the sale of the business and substantially all of the assets of Parker to Top Air Manufacturing, Inc. of Cedar Falls, Iowa. In connection with the sale, the Company received cash of $3,700,000, a non-interest bearing note of $3.3 million, and the assumption of liabilities of $476,000. In addition, the local development authority in Iowa acquired certain Parker fixed assets for $750,000. Based upon the proposed terms of the sale, the Company recorded, in the fourth quarter of fiscal 1998, a pre-tax charge of $1,635,000 to adjust the carrying value of Parker's assets to their estimated fair market value. No additional pre-tax gain or loss was recorded upon completion of the sale. However, the sale did result in a tax benefit of approximately $535,000 recorded in 1999.

The non-interest bearing note had been discounted to $3,000,000 and was payable in monthly installments as to the extent the accounts receivable, acquired by Top Air pursuant to the sale agreement, were collected. At October 29, 2000, $620,000 was outstanding on the note. In November 2000, Top Air filed a Chapter 7 voluntary liquidation in bankruptcy court. As a result, the Company reserved the full balance of the note during fiscal 2000.

Sales attributable to Parker were $1,004,000 for 1999 and loss from operations, before the allocation of corporate expenses, from Parker was $607,000.

Dura-Bond – On November 2, 2000, the Company completed the sale of the stock of Dura-Bond to a joint venture formed by Melling Tool Company of Jackson, Michigan and Engine Power Components, Inc. of Grand Haven, Michigan (the "Joint Venture"). The Joint Venture acquired the stock of Dura-Bond for approximately $4,600,000, plus the assumption of debt of approximately $5,000,000. Based upon the terms of the sale, the Company recorded, in the fourth quarter of fiscal 2000, a pre-tax charge of $1,200,000 to adjust the carrying value of Dura-Bond's assets to their estimated fair value, reflecting a reduction in goodwill. Net sales attributable to Dura-Bond were $8,184,000 and $8,501,000 for 2000 and 1999, respectively. Income from operations before the allocation of corporate expenses and the charge to adjust the carrying value of the assets from Dura-Bond was $1,539,000 and $1,272,000 for 2000 and 1999, respectively.

Cramer – On December 4, 2000, the Company completed the sale of the assets associated with the timer and switch line of Cramer to Capewell Components, LLC of South Windsor, Connecticut for cash of approximately $2,000,000, plus the assumption of approximately $400,000 in liabilities. In connection with the sale, the name of the Company was changed from M.H. Rhodes, Inc. to Cramer Company. In connection with the sale of the timer and switch line and the anticipated sale of the remanding assets of Cramer, the Company recorded, in the fourth quarter of fiscal 2000, a pre-tax charge of $1,600,000 to adjust the carrying value of Cramer's assets to their estimated fair value, based upon an estimated sales price of the assets. On September 23, 2001, the Company sold substantially all of the remaining assets of Cramer to the Chestnut Group of Wayne, Pennsylvania for cash proceeds of $565,000, plus the assumption of $317,000 in liabilities. In connection with such sale, the Company recorded a further adjustment to the carrying value of the Cramer assets resulting in a pre-tax charge of $1,100,000, recorded in the third fiscal quarter of 2001.

At October 28, 2001, Net Assets Held for Sale of $1,181,000 represent the carrying value of the Cramer building, the only remaining Cramer asset. At October 29, 2000, Net Assets Held for Sale consisted of the following:

	Dura-Bond	Cramer	Total
Current assets	$ 3,585,000	$ 3,986,000	$ 7,571,000
Current liabilities	(333,000)	(1,090,000)	(1,423,000)
Net current assets	3,252,000	2,896,000	6,148,000
Net fixed assets	4,153,000	1,770,000	5,923,000
Other non-current assets	2,414,000	35,000	2,449,000
Non-current liabilities	(5,013,000)	(844,000)	(5,857,000)
Total net assets held for sale	$ 4,806,000	$ 3,857,000	$ 8,663,000

6. DISCONTINUED OPERATIONS

Sooner – On January 24, 2001, the Company completed the sale of the stock of Sooner Trailer to the McCasland Investment Group and certain members of Sooner Trailer's management for cash of $11,500,000, subject to certain post-closing adjustments based on changes in working capital, plus the assumption of debt of approximately $670,000. In May 2001, the Company received approximately $2,000,000 related to such post-closing adjustments. In connection with the anticipated sale, the Company recognized a loss of $8,600,000 in the fourth quarter of 2000 to adjust the carrying value of Sooner Trailer's assets to their estimated fair value based on an expected sales price. No additional gain or loss was recorded upon completion of the sale.

Coils Segment – On October 26, 2001, the Company completed the sale of the assets of its Coils segment, which included Astro Air and Snowmax (together, the "Coils Subsidiaries"). The sale of the Coils Subsidiaries was effectuated pursuant to an Asset Purchase Agreement, dated as of October 26, 2001, by and among the Coils Subsidiaries, Astro Air, Inc. (the "Buyer"), and Rex Dacus, the manager of the Coils segment and the person from whom the Company acquired the assets and operations of Astro Air Coils, Inc. in 1998. Proceeds from the sale were $5,600,000 of cash and the assumption of approximately $3,700,000 of liabilities. The Company recorded a pretax charge of $9,340,000 related to this sale in the fourth quarter of 2001.

On May 9, 2001, the company completed the sale of substantially all of the assets of Astro Air UK to ACR Heat Transfer, Ltd., of Norfolk, England for cash of £450,000 (approximately $643,000). Based upon the terms of the sale, the Company recorded, in the second quarter of 2001, a pretax charge of $700,000 to adjust the carrying value of Astro UK's assets to their estimated realizable value. No additional gain or loss was recorded upon completion of the sale.

Revenues from discontinued operations were $35,608,000, $85,128,000 and $85,906,000 for 2001, 2000 and 1999, respectively.

For financial reporting purposes, the assets and liabilities attributable to Sooner and the Coils segment have been classified in the consolidated balance sheets as Net Assets of Discontinued Operations Held for Sale. At October 28, 2001, Net Assets of Discontinued Operations Held for Sale were $1,078,000 and represent the carrying value of the Snowmax building, the only remaining Coil segment asset.

At October 29, 2000, Net Assets of Discontinued Operations Held for Sale consist of the following:

		2000
Current assets	$	17,695,000
Current liabilities		(9,395,000)
Net current assets		8,300,000
Net fixed assets		12,166,000
Other non-current assets		4,897,000
Non-current liabilities		(704,000)
Total net assets held for sale	$	24,659,000

The following unaudited pro forma financial information presents the consolidated results of operations of the Company as if the dispositions of Sooner Trailer, the Coils Segment, Cramer and Dura-Bond (see Note 5) had occurred at the beginning of fiscal year 2000 after giving effect to certain adjustments, including the reduction of interest expense as a result of the utilization of the net proceeds of the sales to reduce the Company's revolving credit facility. The unaudited pro forma information is presented for comparative purposes only and does not purport to be indicative of the results of operations of the Company had these transactions been made at the beginning of fiscal year 2000.

		2001		2000
Net sales	$	51,356,000	$	57,696,000
Income (loss) from operations		(436,000)		400,000
Net loss		(2,635,000)		(2,118,000)
Net loss available for common shareholders		(3,951,000)		(3,239,000)
Basic loss per common share	$	(0.67)	$	(0.55)

7. INVENTORIES

		2001		2000
Raw materials and purchased parts	$	1,858,000	$	2,606,000
Work in process		1,662,000		1,721,000
Finished goods		1,295,000		1,203,000
Total	$	4,815,000	$	5,530,000

8. PROPERTY, PLANT AND EQUIPMENT

	2001	2000
Land and improvements	$ 218,000	$ 214,000
Buildings and improvements	4,543,000	4,526,000
Machinery and equipment	24,595,000	24,042,000
Construction in progress	1,198,000	1,055,000
Total	30,554,000	29,837,000
Accumulated depreciation	18,680,000	15,979,000
Property, plant and equipment, net	$ 11,874,000	$ 13,858,000

Depreciation expense from continuing operations was approximately $2,798,000, $3,700,000 and $3,687,000 for 2001, 2000 and 1999, respectively.

9. GOODWILL AND OTHER INTANGIBLE ASSETS

	2001	2000
Goodwill:		
Goodwill	$ 13,380,000	$ 13,380,000
Accumulated amortization	3,985,000	3,319,000
Goodwill, net	$ 9,395,000	$ 10,061,000
Other Intangible Assets:		
Customer lists	$ 8,000,000	$ 8,000,000
Other	128,000	114,000
Total	8,128,000	8,114,000
Accumulated amortization	2,514,000	2,114,000
Other intangible assets, net	$ 5,614,000	$ 6,000,000

Amortization expense from continuing operations related to goodwill and other intangible assets was approximately $1,069,000, $1,325,000 and $1,297,000 for 2001, 2000 and 1999, respectively.

10. RELATED PARTY DEBT

Related party debt consists of a promissory note to a preferred shareholder, payable on demand but no later than October 2005, with an outstanding balance of $400,000 and $1,000,000 as of October 28, 2001 and October 29, 2000, respectively. Interest on the note is paid quarterly at 8%. Subsequent to the balance sheet date, the remaining outstanding balance was paid in full.

11. LONG-TERM DEBT

	2001	2000
Revolving credit agreement	$ 22,000,000	$ 41,100,000
Term loans, payable in monthly installments through 2007 at variable rates from 5% to 8.5%, collateralized by certain real property	734,000	748,000
Industrial revenue bonds, payable in varying installments through 2018 at rates from 4.25% to 7.5%, collateralized by certain real property, building and equipment	4,974,000	5,327,000
Subordinated promissory notes, payable in varying installments through 2005 at rates from 7.6% to 9%	1,496,000	1,775,000
Other long-term debt	--	18,000
Total long-term debt	29,204,000	48,968,000
Less current portion	23,684,000	26,606,000
Long-term debt, net of current portion	$ 5,520,000	$ 22,362,000

On January 22, 1999, the Company entered into a new revolving credit facility with the Company's two primary banks, originally expiring in December 2002. The agreement included financial and other covenants, including fixed charge, cash flow and net worth ratios and restrictions on certain asset sales, mergers and other significant transactions. The Company was not in compliance with such covenants at October 29, 2000. In February 2001, the Company entered into an amendment to its revolving credit facility, wherein the lenders agreed to forbear from exercising their rights and remedies under the facility in connection with such non-compliance until February 15, 2002, at which time the facility was to mature. The amendment to the revolving credit facility, which has been further amended since February 2001, called for reductions in the outstanding balance during calendar 2001 and modified the interest rates charged. Borrowings under the facility that are In-Formula (as defined) are charged interest at the Prime Rate plus 1.5% (7.0% at October 28, 2001). Borrowings under the facility that are Out of Formula (as defined) are charged interest at the Prime Rate plus 2.0% (7.5% at October 28, 2001). Borrowings and letters of credit are limited to a Borrowing Base, consisting of eligible accounts receivable and inventory. Borrowings that equal an amount up to and including the Borrowing Base, will be defined as In-Formula borrowings. Total borrowings less In-Formula borrowings, are defined as Out of Formula borrowings. The amendment required additional collateral, effectively all of the assets of the Company, and reporting requirements, as well as, the addition of a covenant requiring minimum operating profits. The amendment also required the suspension of principal and interest payments on subordinated debt, with an aggregate outstanding balance of $2,046,000 at October 28, 2001. Furthermore, the amendment to the facility prohibits the payment of preferred or common stock dividends. Beginning in August 2001, the Company was not in compliance with the minimum operating profit covenant. In February 2002, the Company entered into a further amendment to the facility which extends the maturity date to December 31, 2002. The amendment calls for reductions in the outstanding balance based on expected future asset sales, increases the interest rate charged and requires minimum EBITDA .

At October 28, 2001, $22,000,000 was outstanding under the Company's revolving credit facility and $1,858,000 was available for additional borrowing. Of the amount outstanding at October 28, 2001, In-

Formula borrowings were $10,672,000 and Out-of-Formula borrowings were $11,328,000. The average amount outstanding in 2001 was $31,614,000 and the weighted average interest rate was 9.2%.

Repayment of the Industrial Revenue Bonds of certain of the subsidiaries has been guaranteed by the Company.

Derivative Interest Rate Contracts - The Company has two interest rate swap agreements, each with a $7,500,000 notional amount, maturing in July 2002. The Company receives floating interest rate payments at the three month London Interbank Offered Rate (2.46% at October 28, 2001) in exchange for the payment of quarterly fixed interest rate payments of 7.0675% and 7.09% over the life of the agreements. In addition, the Company has an interest rate swap agreement with one of its banks with a notional amount of $4,850,000. The agreement requires the Company to make quarterly fixed payments on the notional amount at 4.22% through October 2003 in exchange for receiving payments at the BMA Municipal Swap Index (2.09% at October 28, 2001). The Company entered into these interest rate swap agreements to change the fixed/variable interest rate mix of its debt portfolio to reduce the Company's aggregate risk to movements in interest rates. Such swap agreements do not meet the stringent requirements for hedge accounting under SFAS No. 133. Accordingly, changes in the fair value of such agreements are recorded in the Consolidated Statement of Operations as a component of interest expense. The fair market value of the swap agreement liability was $699,000 at October 28, 2001, resulting in a charge to interest expense of $598,000 and cumulative effect of accounting change of $67,000, net of tax of $34,000.

The aggregate amount of required payments on long-term debt is as follows:

Year ending October:	
2002	$ 23,684,000
2003	673,000
2004	864,000
2005	759,000
2006	693,000
Thereafter	2,531,000
Total	$ 29,204,000

12. FAIR VALUE OF FINANCIAL INSTRUMENTS

The following disclosures of the estimated fair value of financial instruments were made in accordance with the requirements of SFAS No. 107, *Disclosures about Fair Value of Financial Instruments.* The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies.

Cash and Cash Equivalents, Accounts Receivable, and Accounts Payable - The carrying amount of these items are a reasonable estimate of their fair value.

Short-term Debt and Long-term Debt - Rates currently available to the Company for debt with similar terms and remaining maturities are used to estimate the fair value for debt issues. Accordingly, the carrying amount of debt is a reasonable estimate of its fair value.

Derivatives - The Company's interest rate swap agreements have an aggregate notional amount of $19,850,000 and were in a liability position of $699,000 at October 28, 2001.

13. PENSION AND POSTRETIREMENT PLANS

Pension Plans - The Company sponsors a defined contribution 401(k) plan covering substantially all of its employees, except for Motor Products' hourly union employees, who are covered under the defined benefit pension plan described below. Eligible employees may contribute up to 15% of their compensation to this plan and their contributions are matched by the Company at a rate of 50% on the first 4% of the employees' contribution. The plan also provides for a fixed contribution of 3% of eligible employees' compensation. Pension expense related to this plan was $895,000, $1,314,000 and $1,233,000 for 2001, 2000 and 1999, respectively.

Motor Products has a defined benefit pension plan covering substantially all of its hourly union employees. The benefits are based on years of service, the employee's compensation during the last three years of employment, and accumulated employee contributions.

In accordance with SFAS No. 132, *Employers Disclosures About Pensions and Other Post-Retirement Benefits,* the following tables provide a reconciliation of the change in benefit obligation, the change in plan assets and the net amount recognized in the consolidated balance sheets.

	2001	2000
Change in projected pension benefit obligation:		
Projected pension benefit obligation at beginning of year	$ 3,230,000	$ 3,091,000
Service cost	75,000	84,000
Interest cost	222,000	223,000
Actuarial gain	248,000	(15,000)
Benefits paid	(162,000)	(153,000)
Projected pension benefit obligation at end of year	$ 3,613,000	$ 3,230,000
Change in plan assets:		
Fair value of plan assets at beginning of year	$ 4,226,000	$ 4,081,000
Actual return on plan assets	(695,000)	327,000
Employee contributions	13,000	15,000
Benefits and expenses paid	(207,000)	(197,000)
Projected pension benefit obligation at end of year	$ 3,337,000	$ 4,226,000
Excess of fair value of plan assets over benefit obligation	$ (276,000)	$ 996,000
Unrecognized initial net credit	(165,000)	(206,000)
Unrecognized prior service cost	149,000	209,000
Unrecognized net (gain) loss	857,000	(553,000)
Prepaid pension asset	$ 565,000	$ 446,000

The accumulated benefit obligation was $3,082,000 as of October 28, 2001, $2,763,000 as of October 29, 2000, and $2,660,000 as of October 31, 1999.

Components of net pension expense (credit) included in the consolidated statements of operations for 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Service cost	$ 75,000	$ 84,000	$ 106,000
Interest cost on projected benefit obligation	222,000	223,000	204,000
Expected return on assets	(415,000)	(320,000)	(283,000)
Unrecognized net gain	(19,000)	(5,000)	--
Amortization of unrecognized net credit	(41,000)	(41,000)	(41,000)
Amortization of prior service cost	19,000	19,000	19,000
Net pension expense (credit)	$ (159,000)	$ (40,000)	$ 5,000

Additional disclosures and assumptions:

	2001	2000	1999
Discount rate	6.50%	7.50%	7.25%
Expected long-term rate of return	10.0	8.0	8.0
Salary increases	5.0	5.0	5.0

Postretirement Plan – Motor Products – Motor Products provides postretirement medical benefits and life insurance benefits to current and former employees who retire from Motor Products. No contributions from retirees are required and the plan is funded on a pay-as-you-go basis. The Company recognizes the expected cost of providing such post-retirement benefits during employee's active service periods.

The following tables provide a reconciliation of the change in the accumulated postretirement benefit obligation and the net amount recognized in the consolidated balance sheets:

	2001	2000
Change in accumulated postretirement benefit obligation:		
Accumulated postretirement benefit obligation, beginning of year	$ 2,024,000	$ 1,873,000
Service cost	126,000	107,000
Interest cost	163,000	124,000
Curtailment income	(353,000)	--
Amendments	--	6,000
Actuarial (gain) loss	678,000	(33,000)
Benefits paid	(54,000)	(53,000)
Accumulated postretirement benefit obligation, end of year	$ 2,584,000	$ 2,024,000

	2001	2000
Accumulated postretirement benefit obligation in excess of plan assets	$ 2,584,000	$ 2,024,000
Unrecognized net gain (loss) from past experience different from that assumed and from changes in assumptions	(240,000)	4,000
Prior service cost not yet recognized in net periodic postretirement benefit cost	192,000	291,000
Accrued postretirement benefit cost	$ 2,536,000	$ 2,319,000

Net periodic postretirement benefit cost included the following components:

	2001	2000	1999
Service cost	$ 126,000	$ 107,000	$ 128,000
Interest cost	163,000	124,000	118,000
Amortization of prior service cost	(18,000)	(18,000)	(14,000)
Total	$ 271,000	$ 213,000	$ 232,000

For measurement purposes, a 10% annual rate of increase in the per capita cost of covered health care benefits was assumed. The rate was assumed to decrease gradually to 4.5% for 2012, and remain at that level thereafter. The healthcare cost trend rate assumption has a significant effect on the amounts reported. To illustrate, increasing the assumed healthcare cost trend rates by one percentage point in each year would increase the accumulated postretirement benefit obligation as of October 28, 2001 by $551,000 and the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost for the year then ended by $78,000. Decreasing the assumed healthcare postretirement benefit obligation as of October 28, 2001 by 1% decreases the accumulated postretirement benefit obligation by $418,000 and the aggregate of the service cost and interest cost components of the net periodic postretirement benefit cost for the year then ended by $57,000. The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.5% as of October 28, 2001, 7.5% as of October 29, 2000 and 7.25% as of October 31, 1999.

Postretirement Plan – Cramer – Cramer provides postretirement income, medical benefits and life insurance benefits to certain former employees who retired from M.H. Rhodes, Inc. No contributions from retirees are required and the plan is funded on a pay-as-you-go basis. The Company recognizes the expected cost of providing such postretirement benefits during employees' active service periods.

The following tables provide a reconciliation of the change in the accumulated postretirement benefit obligation and the net amount recognized in the consolidated balance sheets:

	2001	2000
Change in accumulated postretirement benefit obligation:		
Accumulated postretirement benefit obligation, beginning of year	$ 701,000	$ 751,000
Interest cost	53,000	54,000
Actuarial gain	3,000	(40,000)
Amendment to the plan	(397,000)	--
Benefits paid	(64,000)	(64,000)
Accumulated postretirement benefit obligation, end of year	$ 296,000	$ 701,000

Net periodic post retirement benefit cost consists of interest cost of $53,000 for 2001, $54,000 for 2000 and $49,000 for 1999. In connection with the sale of Cramer's timer and switch line, $397,000 of accrued post retirement obligation was assumed by the buyer and is reflected in the above analysis as amendment to the plan. The effects of assumed changes in the healthcare cost trend by 1% are not material.

	2001	2000
Accumulated postretirement benefit obligation in excess of plan assets	$ 293,000	$ 701,000
Unrecognized net gain (loss) from past experience different from that assumed and from changes in assumptions	3,000	24,000
Accrued postretirement benefit cost	$ 296,000	$ 725,000

The weighted average discount rate used in determining the accumulated postretirement benefit obligation was 6.5%, 7.5% and 7.25% for 2001, 2000 and 1999, respectively, and the medical inflation rate was 6.5% for 2001 and 5.5% for 2000 and 1999.

14. COMMITMENTS AND CONTINGENCIES

The Company leases office space and certain production facilities and equipment under operating leases. Operating lease expense was approximately $623,000, $880,000 and $811,000 for 2001, 2000 and 1999, respectively, net of sublease rentals and reimbursements of utilities of $119,000, $50,000 and $63,000 for 2001, 2000 and 1999, respectively. The lease on the corporate headquarters office space expires in September 2006 with a base rent of approximately $305,000. Future minimum rental payments under non-cancelable operating leases are as follows:

2002	$ 264,000
2003	210,000
2004	198,000
2005	186,000
2006	186,000
Thereafter	--
	$ 1,044,000

The above minimum lease payments are net of anticipated sublease income of $119,000 in each of the years 2001 through 2006. At October 28, 2001, outstanding letters of credit totaled approximately $7,374,000 and primarily guarantee industrial revenue bonds.

The Company is subject to federal, state and local environmental regulations with respect to its operations. The Company believes that it is operating in substantial compliance with applicable environmental regulations. Manufacturing and other operations at the Company's various facilities may result, and may have resulted, in the discharge and release of hazardous substances and waste from time to time. The Company routinely responds to such incidents as deemed appropriate pursuant to applicable federal, state and local environmental regulations.

The Company is a party to a consent decree with the State of Connecticut pursuant to which it has agreed to complete its environmental investigation of the site on which its Cramer facility was previously located and conduct any remedial measures which may be required. In the second quarter of 2000, the Company revised its estimate of the cost to complete the remedial measures required at the site. The revision to the estimate resulted in a reduction in the liability of $260,000. Based upon the amounts recorded as liabilities, the Company believes that the ultimate resolution of this matter will not have a material adverse effect on the consolidated financial results of the Company.

In addition to the matters reported herein, the Company is involved in litigation dealing with numerous aspects of its business operations. The Company believes that settlement of such litigation will not have a material adverse effect on its consolidated financial position or results of operations.

15. MAJOR CUSTOMERS

A significant portion of the Company's sales are concentrated among a small number of customers. Sales to the two largest customers represented approximately 15%, 12%, and 9% of total sales from continuing operations for 2001, 2000 and 1999, respectively.

16. INCOME TAX EXPENSE

The income tax provision consists of the following:

	2001	2000	1999
Current:			
Federal	$ (1,861,000)	$ 151,000	$ (885,000)
State	131,000	219,000	184,000
Deferred - Federal	(257,000)	(1,395,000)	77,000
Deferred - State	19,000	(57,000)	(34,000)
Income tax benefit	$ (1,968,000)	$ (1,082,000)	$ (658,000)

A reconciliation of the income tax provision as presented in the consolidated statements of operations is as follows:

	2001	2000	1999
Income tax benefit from continuing operations	$ (1,968,000)	$ (1,082,000)	$ (658,000)
Income tax expense from discontinued operations	514,000	522,000	1,868,000
Total income tax expense (benefit)	$ (1,454,000)	$ (560,000)	$ 1,210,000

The reconciliation of the statutory federal income tax rate and the effective rate, for continuing operations, is as follows:

	2001	2000	1999
Federal income tax provision at statutory rate	(34.0)%	(34.0)%	(34.0)%
State income taxes, net of federal income tax benefit	1.7	1.8	6.2
Amortization of excess cost of net assets acquired	6.1	5.3	18.9
Effect of disposition of businesses	(0.6)	7.5	(33.4)
Other	(5.6)	0.8	1.2
Effective tax rate, continuing operations	(32.4)%	(18.6)%	(41.1)%

The difference between the statutory federal rate and the reported amount of income tax expense attributable to continuing operations is primarily due to non-deductible goodwill and the valuation allowance.

The components of the Company's net deferred tax assets and liabilities are as follows:

	2001	2000
Deferred tax asset:		
Accruals and reserves	$ 2,432,000	$ 4,540,000
Tax credits and loss carryforwards	7,644,000	3,143,000
Other	21,000	148,000
Total gross deferred tax assets	10,097,000	7,831,000
Valuation allowance	(7,246,000)	(3,524,000)
Net deferred tax assets	$ 2,851,000	$ 4,307,000
Deferred tax liability:		
Intangibles	$ 2,128,000	$ 1,781,000
Pension	197,000	150,000
Property, plant and equipment	839,000	2,413,000
Total gross deferred tax liabilities	$ 3,164,000	$ 4,344,000
Net deferred tax liability	$ (313,000)	$ (37,000)

These amounts are included in the accompanying consolidated financial statements as follows:

	2001	2000
Current deferred tax assets	$ 2,453,000	$ 1,900,000
Non-current deferred tax liabilities	(2,766,000)	(1,937,000)
Net deferred tax liability	$ (313,000)	$ (37,000)

The Company has recorded valuation allowances which management has determined are sufficient to reduce its deferred tax assets to an amount which is more likely than not to be realized. The Company's valuation allowances relate primarily to intangible assets, federal and state net operating loss carry-forwards, and other state deferred tax assets.

The Company has approximately $14,584,000 of net operating loss carry forwards as of October 28, 2001 for federal income tax reporting purposes and which expire between 2003 and 2021. A portion of these net operating losses are subject to annual utilization limitations under Section 382 of the Internal Revenue Code.

17. COMMON STOCK PUT OPTION

During 2001, a shareholder exercised an option to put 75,000 shares of common stock to the Company for $8 per share. However, under the terms of the Company's revolving credit facility, the Company is precluded from any stock redemptions or entering into any debt agreements. The Company is currently negotiating the resolution of the redemption request and expects to enter into a $600,000 long-term subordinated note arrangement with the holder of such stock.

18. CONVERTIBLE PREFERRED STOCK

In connection with the acquisition of Stature in October 1995, the Company issued 1,071,428 of its 10,000,000 authorized preferred shares of Class A convertible preferred stock with a stated value of $14.00 per share. Such preferred stock was convertible into the Company's common stock on a one-for-one basis, at the holders' option, through October 2000, at which time, the Company had the right, but was not obligated, to redeem the preferred stock for cash at its stated value of $14.00 per share. Neither the option to convert the preferred stock into the Company's common stock, nor the Company's right to redeem the preferred stock, has been exercised. The Company's option to redeem the preferred stock continues after October 2000, with the redemption price increasing annually until it reaches $21.00 in 2009 for a maximum liquidation amount of $22,500,000. The Company has accreted the value of its preferred stock to its stated value of $14.00 per share over the period ending in October 2000, when the conversion feature of the stock expired, using the effective interest method at a rate of 7.6%.

The preferred stock earns quarterly cash dividends as a percentage of the stated value of $15,000,000 at a rate of 5% per annum through October 2000. Thereafter, the dividend percentage rate increases 1% each year to its maximum rate of 10% in November 2004 and thereafter. Since the preferred stock was not converted by October 2000, the increasing rate dividend is accounted for by the accrual of amounts in excess of the cash dividend through the consolidated statements of operations using the effective interest method, at a rate of 8.7%. Dividends accrued but not paid on the preferred stock were $1,316,000 for 2001. Dividends paid on the preferred stock were $750,000 for 2000 and 1999.

The Company may not pay any common stock dividends unless all preferred dividend requirements have been met. The convertible preferred stockholders are entitled to vote as a class to elect one member of the Board of Directors of the Company, provided at least 40% of the originally issued Class A preferred stock is outstanding. The convertible preferred stock has liquidation priority over common stock. In certain circumstances, the issuance of other classes of securities require the approval of the Class A preferred stockholders. In connection with the amendment to the Company's revolving credit facility in February 2001, the Company is prohibited from making future preferred stock dividend payments.

19. STOCK-BASED COMPENSATION PLANS

In 1998, the Company adopted a long-term incentive plan (the "Incentive Plan") which permits the granting of Stock Options, Stock Appreciation Rights, Restricted Stock, Long-Term Performance Awards, Performance Shares and Performance Units. Officers, other employees and directors of the Company are eligible to receive awards under the Incentive Plan. The maximum number of shares of Common Stock of the Company that may be made the subject of awards granted under the Incentive Plan is 500,000. Stock options granted under the Incentive Plan generally vest over five years and are exercisable for periods up to ten years from the date of grant at a price which equals fair value at the date of grant.

The Company also maintains a stock option plan (the "1994 Plan"), designed to serve as an incentive for retaining valuable employees and directors. All employees and directors of the Company are eligible to participate in the 1994 Plan. The 1994 Plan provides for the granting of options to purchase an aggregate of up to 500,000 shares of common stock of the Company. Options granted generally vest over five years and are exercisable for periods up to ten years from the date of grant at a price which equals fair market value at the date of grant.

The 1994 Plan provides for the automatic acceleration of the exercisability of all outstanding options upon the occurrence of a change in control (as defined) and for the cancellation of options and cash payment to the holders of such canceled options upon the occurrence of certain events constituting a change in control. The 1994 Plan may be amended, altered or discontinued at any time, but no amendment, alteration or discontinuation will be made which would impair the rights of an optionee with respect to an outstanding stock option without the consent of the optionee.

The following schedule summarizes stock option activity and status:

	Year Ended					
	October 28, 2001		October 29, 2000		October 31, 1999	
	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
Outstanding, beginning of year	880,000	$ 5.84	785,000	$ 7.58	587,000	$ 8.57
Granted	75,000	1.03	259,000	2.23	204,000	4.70
Cancelled	(195,000)	6.64	(164,000)	8.44	(6,000)	6.13
Outstanding, end of year	760,000	$ 5.16	880,000	$ 5.84	785,000	$ 7.58
Exercisable, end of year	398,000	$ 7.13	324,000	$ 8.31	270,000	$ 9.50

The following table summarizes information about stock options outstanding at October 28, 2001:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Options	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Options	Weighted Average Exercise Price
$1.00 - $1.13	75,000	9.57	$ 1.03	--	$ --
$1.44	140,000	8.97	$ 1.44	28,000	$ 1.44
$3.16	71,000	8.13	$ 3.16	28,000	$ 3.16
$4.16 - $5.75	148,000	7.37	$ 4.76	58,000	$ 4.76
$5.88 - $8.00	220,000	5.83	$ 7.30	166,000	$ 7.15
$8.88 - $11.38	58,000	4.08	$ 9.22	60,000	$ 9.28
$12.00	48,000	2.99	$ 12.00	58,000	$ 12.00
	760,000	6.98	$ 5.16	398,000	$ 7.13

The Company accounts for the 1994 Plan and stock options granted under the Incentive Plan in accordance with APB Opinion No. 25, under which no compensation cost has been recognized. Had compensation cost for the 1994 Plan and the Incentive Plan been determined consistent with SFAS No. 123, *Accounting for Stock-Based Compensation*, the Company's net income and earnings per share would have been reduced by $138,000 and $0.02 per share, respectively for 2001, $274,000 and $0.05 per share, respectively for 2000 and $219,000 and $0.04 per share, respectively for 1999. Because the SFAS No. 123 method of accounting has not been applied to options granted prior to October 30, 1995, the resulting pro forma compensation cost may not be representative of that to be expected in future years.

The weighted average fair value of options granted during 2001, 2000 and 1999 was $48,000, $246,000 and $277,000, respectively. The fair value of the options granted were estimated on the date of grant using the Binomial option-pricing model with the following assumptions for grants in 2001, 2000 and 1999: risk-free interest rate of 4.51%, 5.02% and 6.3%, respectively, expected volatility of 59%, 40%, and 35%, respectively, dividend yield of 0.0%, 0.0% and 5.1%, respectively, and an expected life of five years in 2001, 2000 and 1999.

20. SEGMENT INFORMATION

As of October 31, 1999, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 131, *Disclosure About Segments of an Enterprise and Related Information*. SFAS No. 131 requires companies to define and report financial and descriptive information about its operating segments. The Company is organized based upon the products and services it offers. Under this organizational structure, the Company has historically operated in four business segments: Motors, Coils, Agricultural Equipment, and Other.

The Motors segment, the Company's only remaining business segment, manufactures fractional and integral horsepower motors. Significant markets for the Company's motors include commercial products and equipment, healthcare, recreation and non-automotive transportation.

The Coils segment manufactured heat exchange coils primarily for non-automotive transportation, refrigeration and commercial and residential HVAC markets. The businesses included in this segment were sold during 2001. Accordingly, the Company has reported the results of this segment as discontinued operations for all periods presented in the consolidated statements of operations. The net assets of the Coils segment are included as Assets of Discontinued Operations for purposes of disclosure of identifiable assets.

During the fourth quarter of fiscal 2000, the Company adopted a plan to dispose of Sooner Trailer, which manufactures all-aluminum trailers, primarily horse and livestock trailers. The Company completed the sale of Sooner Trailer on January 24, 2001. Sooner Trailer had previously been included in the Agricultural Equipment segment (formerly known as the Trailers and Agricultural Equipment segment). The Company has reported the results of Sooner Trailer as discontinued operations for all periods presented in the consolidated statements of operations. The net assets of Sooner Trailer are included as Assets of Discontinued Operations for purposes of disclosure of identifiable assets. The Agricultural Equipment segment also included Parker through March 1999, the date of its sale.

The Company's Other segment included Dura-Bond and Cramer. Dura-Bond, which was sold November 2, 2000, manufactures replacement camshaft bearings, valve seats and shims for the automotive after-market. Cramer manufactures timers and subfractional horsepower motors for use in commercial applications. The Company completed the sale of the assets associated with the timer and switch line of Cramer on December 4, 2000 and, in connection with the sale, changed the name of the company from M.H. Rhodes, Inc. to Cramer Company. The Company disposed of substantially all of the remaining Cramer assets in a separate transaction completed on September 23, 2001.

The Company derives substantially all of its revenues from within the United States. Company assets located outside of the United States are not considered material. Information about interest expense, other income and income taxes is not provided on a segment level. The accounting policies of the segments are the same as those described in the summary of significant accounting policies.

The following table reflects, from continuing operations, net sales, income (loss) from operations, capital additions, and depreciation and amortization expense for the fiscal years ended October 2001, 2000 and 1999 and identifiable assets as of October 2001, 2000 and 1999 for each segment:

	2001	2000	1999
Identifiable assets:			
Motors	$ 38,506,000	$ 44,483,000	$ 49,115,000
Agricultural equipment	--	--	1,773,000
Other	1,181,000	9,137,000	20,370,000
Assets of discontinued operations	1,078,000	24,659,000	32,311,000
Corporate	5,629,000	2,884,000	1,776,000
Total identifiable assets	$ 46,394,000	$ 81,163,000	$ 105,345,000
Net sales:			
Motors	$ 51,356,000	$ 57,696,000	$ 63,941,000
Agricultural Equipment	--	--	1,003,000
Other	2,970,000	17,508,000	19,270,000
Total net sales	$ 54,326,000	$ 75,204,000	$ 84,214,000
Income (loss) from operations:			
Motors	$ 4,669,000	$ 4,978,000	$ 7,801,000
Agricultural Equipment	--	--	(607,000)
Other (1)	(1,417,000)	(666,000)	1,409,000
Corporate (2)	(5,106,000)	(4,577,000)	(5,703,000)
Total income (loss) from operations	$ (1,854,000)	$ (265,000)	$ 2,900,000
Capital Additions:			
Motors	$ 695,000	$ 810,000	$ 3,232,000
Agricultural Equipment	--	--	4,000
Other	--	245,000	477,000
Corporate	62,000	140,000	76,000
Total capital additions	$ 757,000	$ 1,195,000	$ 3,789,000
Depreciation and amortization expense:			
Motors	$ 3,711,000	$ 3,543,000	$ 3,420,000
Other	--	1,141,000	1,131,000
Corporate	156,000	341,000	433,000
Total depreciation and amortization expense	$ 3,867,000	$ 5,025,000	$ 4,984,000

(1) Includes write-down of net assets held for sale of $1,100,000 in 2001 and $2,800,000 in 2000.

(2) Includes unallocated corporate expenses, primarily salaries and benefits, information technology, and other administrative expenses.

21. QUARTERLY INFORMATION (UNAUDITED)

Year Ended October 28, 2001	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
Net sales	$ 14,123,000	$ 14,438,000	$ 13,813,000	$ 11,952,000
Gross profit	2,577,000	2,951,000	3,064,000	1,837,000
Loss from continuing operations	(1,131,000)	(159,000)	(1,106,000)	(1,715,000)
Income (loss) from discontinued operations	(690,000)	(672,000)	141,000	(10,892,000)
Net loss	(1,888,000)	(831,000)	(965,000)	(12,607,000)
Net loss available for common shareholders	(2,214,000)	(1,159,000)	(1,295,000)	(12,939,000)
Basic and diluted earnings (loss) per common share:				
Continuing operations	(0.25)	(0.08)	(0.24)	(0.35)
Discontinued operations	(0.12)	(0.11)	0.02	(1.85)
Year Ended October 29, 2000:				
Net sales	$ 18,231,000	$ 19,742,000	$ 19,135,000	$ 18,096,000
Gross profit	3,833,000	4,126,000	4,685,000	3,131,000
Income (loss) from continuing operations	(589,000)	(136,000)	253,000	(4,310,000)
Income (loss) from discontinued operations	317,000	699,000	(57,000)	(9,849,000)
Net income (loss)	(272,000)	563,000	196,000	(14,159,000)
Net income (loss) available for common shareholders	(550,000)	284,000	(85,000)	(14,442,000)
Basic and diluted earnings (loss) per common share:				
Continuing operations	(0.15)	(0.07)	--	(0.79)
Discontinued operations	0.05	0.12	(0.01)	(1.68)

The above information has been restated to reflect the results of Sooner Trailer and the Coils segment as discontinued operations.

Loss from continuing operations for the third quarter of 2001 included $1,100,000 for the write-down of assets held for sale. For the fourth quarter of 2001, loss from continuing operations included $650,000 for severance costs incurred and expensed in the quarter.

Income (loss) from discontinued operations for the fourth quarter of 2001 included $9,340,000 for the write-down of assets held for sale.

Income (loss) from continuing operations for the fourth quarter of 2000 included $2,800,000 for the write-down of assets held for sale, $839,000 for the write-off of uncollectible notes receivable, $400,000 for severance costs and a $400,000 adjustment to the Company's workers compensation accrual, representing an increase in the estimated costs to resolve open claims related to previous years. Income (loss) from discontinued operations for the fourth quarter of 2000 included $8,600,000 for the write-down of assets held for sale.

* * * * * *

Schedule II

Owosso Corporation
Valuation and Qualifying Accounts and Reserves
For the three years ended October 28, 2001

	Balance at Beginning of Period	Charged to Costs and Expenses	Charged to Other Accounts (a)	Deductions (b)	Balance at End of Period
For the year ended October 28, 2001					
Allowances on:					
Accounts receivable	$ 233,000	$ 155,000	$ --	$ --	$ 388,000
Inventory	1,162,000	62,000	--	(298,000)	926,000
For the year ended October 29, 2000					
Allowances on:					
Accounts receivable	$ 164,000	$ 272,000	$ (127,000)	$ (76,000)	$ 233,000
Inventory	974,000	815,000	(352,000)	(275,000)	1,162,000
For the year ended October 31, 1999					
Allowances on:					
Accounts receivable	$ 230,000	$ 52,000	$ (26,000)	$ (92,000)	$ 164,000
Inventory	885,000	632,000	--	(543,000)	974,000
Accrued restructuring costs	125,000	--	--	(125,000)	--

(a) Reflects reclassification to Net Assets Held for Sale

(b) As to accounts receivable and inventory, primarily represents amounts written off against related assets; as to accrued restructuring costs, represents amounts paid.

Corporate Directory

Officers
George B. Lemmon, Jr.
President and Chief Executive Officer

Kirk E. Moore
Executive Vice President — Finance, Chief Financial Officer, Treasurer and Secretary

Board of Directors
John R. Reese
Chairman of the Board
Owosso Corporation
Managing Director
Lazard Frères & Co., LLC

George B. Lemmon, Jr.
President and Chief Executive Officer
Owosso Corporation

Ellen D. Harvey
Partner
Brown Investment Advisory and Trust Company

Harry E. Hill
President and Chief Executive Officer
Delaware Car Company
President and Chief Executive Officer
Empire Abrasives Company

Lowell P. Huntsinger
Retired President
Stature Electric, Inc.

Eugene P. Lynch
Partner and Managing Director
The Clipper Group

James A. Ounsworth
Former Senior Vice President
Safeguard Scientifics, Inc.

Stock Transfer Agent and Registrar
StockTrans, Inc.
44 W. Lancaster Avenue
Ardmore, PA 19003
610-649-7300

Independent Auditors
Deloitte & Touche LLP
1700 Market Street — 24th Floor
Philadelphia, PA 19103-3984

Legal Counsel
Pepper Hamilton LLP
3000 Two Logan Square
Eighteenth & Arch Streets
Philadelphia, PA 19103-2799

Form 10-K
A copy of Owosso Corporation's 10-K, as filed with the Securities and Exchange Commission, is available without charge (except for exhibits for which a nominal charge will be imposed) to shareholders upon written request. These requests, and other investor inquiries, should be directed to Investor Relations, at the Company's address above.

Common Stock Information
Owosso Corporation's common stock is traded on the Nasdaq SmallCap Market under the symbol OWOS. As of January 17, 2002, Owosso had approximately 117 shareholders of record and approximately 490 beneficial owners of the common stock.

Annual Meeting
The annual meeting of shareholders of Owosso Corporation will take place at 9:00 a.m. on April 11, 2002 at the offices of Pepper Hamilton, LLP, 3000 Two Logan Square, Eighteenth & Arch Streets, Philadelphia, PA 19103-2799.

Corporate Headquarters
Owosso Corporation
The Triad Building
2200 Renaissance Boulevard
Suite 150
King of Prussia, PA 19406
Tel: 610-275-4500
Fax: 610-275-5122
www.owosso.com

Business Unit Directory

Stature Electric, Inc.
22543 Fisher Road
PO Box 6660
Watertown, New York 13601
Roger Ormsby, President
Tel: 315-782-5910
Fax: 315-782-1917

Motor Products —
Owosso/Ohio Corporation
201 South Delaney Road
Owosso, Michigan 48867
William Stout, President
Tel: 989-725-5151
Fax: 989-723-6035

printed on recycled paper

OWOSSO

The Triad Building
[illegible] Renaissance Boulevard, Suite 150
King of Prussia, Pennsylvania 19406
610 275-4500
www.owosso.com